UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.             )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telefônica Data Brasil Holding S.A.

(Name of Subject Company)

Telefonica Data Brasil Holding Inc.

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Telefônica Data Brasil Holding S.A.

(Name of Person(s) Furnishing Form)

American Depositary Shares CUSIP 879370104

Preferred Shares ISIN BRTDBHACNPR9

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Daniel de Andrade Gomes – Investor Relations Officer

Rua Martiniano de Carvalho 851 – 17 Floor

CEP 01321-001 – São Paulo – SP - Brazil

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following exhibit is attached to this Form CB as Exhibits A:

•	Press Release: Announces the Minutes of the 44th Board of Directors’ Meeting of TDBH

•	Minutes of the Bylaws of Telefônica Empresas

The following exhibit is attached to this Form CB as Exhibits B:

•	Minutes of the “Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – Telesp and Partial Spin-Off of Telefônica Empresas S.A.”

•	Annexes I, II, III, IV and V of the Contract

The following exhibit is attached to this Form CB as Exhibit C:

•	Press Release: Relevant Fact

Item 2.	Informational Legends

Not applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, Telecomunicações de São Paulo is also filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel de Andrade Gomes
(Signature)

Daniel de Andrade Gomes – Investor Relations Director
(Name and Title)

São Paulo, March 10, 2006
(Date)

Exhibits A

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Minutes of the 44th Board of Directors’ Meeting

March 09, 2006 (04 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELEFÔNICA DATA BRASIL HOLDING S.A.

Tel.: (55-11) 3549-7200

Fax:  (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; March 09, 2006) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 44th Board of Directors’ meeting held on March 09, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: March 09, 2006, at 14:00 hours, at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. INSTALLATION: The meeting began with the presence of the undersigned Board Members according to the Company’s bylaws, and the Audit Committee of the Company. There were also present: (i) Mr. Gilmar Roberto Pereira Camurra, Vice-President of Finance, Controllership and Resources; (ii) Mr. Taiki Hirashima, representing Hirashima & Associados Ltda; (iii) Mr. Luiz Otávio Coutinho Muniz, representing NM Rothschild & Sons (Brasil) Ltda; and (iv) Mr. Luiz Renato Guimarães Pereira, representing KPMG Corporate Finance Ltda.

3. MEETING BOARD COMPOSITION: Roberto José Maris de Medeiros – Chairman of the Meeting.

4. AGENDA AND RESOLUTIONS:

(1) To approved the proposal for the Merger of the Company (“Merger”) into TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP, a listed company with headquarters located at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo, registered under CNPJ/MF # 02.558.157/0001-62 (“TELESP”);

(2) To approved the proposal of the partial spin-off of the fully subsidiary of the Company, TELEFÔNICA EMPRESAS S.A., with headquarters located at Avenida Tamboré nºs 341 e 371, Barueri, State of São Paulo, registered under CNPJ/MF #04.027.547/0001-31 (“T EMPRESAS”), with the spun-off part of the net equity merger into TELESP (“Spin-Off”);

(3) To discuss and approved the signing of the “Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A.” (“Contract”) by the Executive Board of the Company and of T EMPRESAS, for its future submittal to each Extraordinary General Shareholders’ Meeting;

(4) To approve the appointment of the specialized companies responsible for the appraisals of the Company, of TELESP and the spun-off part of the net equity of T. EMPRESAS (“Appraisals”) using different criteria, to be used for the proposed Merger and Spin-Off;

(5) To issue an opinion about the Appraisals, that will become annexes of the Contract, for its future submittal to the Extraordinary General Shareholders’ Meeting;

(6) To approved the proposal to modify the headline of article 4 of the T EMPRESAS’ bylaws, which shall be submitted for analysis in the Extraordinary General Shareholders’ Meeting of T EMPRESAS, in order to reflect the capital decrease resulting from the Spin-Off, if approved, as well the rewording of the T EMPRESAS’ bylaws; and

(7) To approved the call notice for a Extraordinary General Shareholders’ Meeting of the Company that, considering the resolution taken by the Board of Directors and the Audit Commitee, will approved the proposed Merger.

5. Resolutions: After due analysis and discussion by the Board of Directors about the items of the agenda, it was approved the following resolutions by the majority of the votes, with the presented of a separate vote from Mr. Cláudio José Carvalho de Andrade, a Member of the Board:

(1) To approve the proposal, submitted by the Board of the Company, for the Merger of the Company into TELESP;

(2) To approve the proposal, also submitted by the Executive Board of T EMPRESAS, of the Spin-Off of T EMPRESAS and the merger of the spun-off part of the net equity into TELESP;

(3) To approve the terms and conditions of the Contract (Annex 1), to be signed by the Company, T EMPRESAS and TELESP and the subsequent submittal of the said document for the analysis of the General Shareholders’ Meeting of the Company.

(4) To approve the appointment of the following specialized companies: (a) Hirashima & Associados Ltda., limited society, with headquarters located at: Rua Flórida 1758, conjunto 11, São Paulo, state of São Paulo, registered under CNPJ/MF #005.215.691/0001-64 an under CRC #2SP022465/O-4, appointed to execute (i) the accounting appraisal of the net equity of the Company as of December 31, 2005 – base date for the Merger – and issuance of the respective opinion, which will support the capital increase of TELESP that will result of the Merger; and (ii) the accounting appraisal of the spun-off part of T EMPRESAS as of December 31, 2005 – base date for the Spin-Off – and the elaboration of said opinion, which will fundament the capital reduction of T EMPRESAS resulting from the Spin-Off; (b) NM Rothschild & Sons (Brasil) Ltda., with headquarters located at Av. Brigadeiro Faria Lima 2055, 18º floor, São Paulo, state of São Paulo, registered under CNPJ/MF #32.210.791/0001-70, appointed to execute the economical and financial analysis of the Company and TELESP, in order to determine the exchange ratio of the shares of the Company – that will be extinguished as a result of the Merger – by new shares of TELESP; and (c) KPMG Corporate Finance Ltda., a limited Company, with headquarters located at Rua Dr. Renato Paes de Barros 33, 2º floor, São Paulo, state of São Paulo, registered under CNPJ/MF #48.883.938/0001-23, appointed to execute the appraisals at market prices of the net equity of the Company and TELESP, following the same criteria and base date (December 31, 2005), basing itself on the audited financial statements of the Company and TELESP, in order to make a comparison of the calculation of the exchange ratio of shares of the Company by shares of TELESP, in compliance with the established by article 264 of the Law 6404/76, issuing the corresponding opinions.

(5) To approve the submittal of Extraordinary General Shareholder’s Meeting of the Company, of the Appraisals prepared by specialized companies that will become Annexes I, II, III, IV and V of the Contract;

(6) To approve the proposal, send by the Executive Board of T EMPRESAS, to modify the heading of article 4 of the T EMPRESAS’ bylaws, in order to reflect the capital decrease resulting from the Spin-Off, if approved, as well as the rewording of the T EMPRESAS’ bylaws, according to the annex (annex 2); and

(7) To approve the call notice for an Extraordinary General Shareholders’ Meeting of the Company to be held on April 28, 2006, in order to approved the proposed Merger.

6. Opinion of the Audit Committee: The members of Audit Committee, present in the meeting in accordance with the article 163, § 3º of the Law 6404/76, after due analysis and discussion about the items of the agenda and other related documents, unanimously approved the following resolutions:

(1) To issue a favorable opinion regarding the Contract, in accordance with the established by articles 224, 225, 227, 229 e 264 of the Law 6404/76 and CVM Instruction # 319/99;

(2) To issue a favorable opinion for the approval of the Appraisals, that will become Annexes I, II, III, IV and V of the Contract, prepared by specialized companies. Such Appraisals: (i) will support the accounting charges resulting from the Merger and Spin-Off; (ii) appraise the net equity of the Company and TELESP at market prices; and (iii) include elements to determine the exchange ratio of shares of the Company by shares of TELESP; and

(3) To issue a favorable opinion for the submittal for the evaluation and approval of the terms and conditions of the Contract by the General Shareholders’ Meeting of the Company and T EMPRESAS.

7. Documents Archived: all the documents mentioned in the present minutes, duly signed by the members of the Board of Directors, will remain archived at the Company’s headquarters.

8. Closing: The Board of Directors authorized the signing of the Protocol by the Managements of the Company, T EMPRESAS and TELESP, as well as any other diligences to obtain other required approves for the Merger, the Spin-Off and the execution of all necessary acts for its implementation. As there were no more topics to be discussed, the meeting was ended and these minutes were prepared. After being approved and signed by the present members, they will become part of the meeting log.

São Paulo, March 09, 2006.

Board of Directors: Cláudio Muñoz Zuñiga, Fernando Xavier Ferreira, Bernardo Quinn, Cláudio José Carvalho de Andrade, Javier Nadal Ariño, José Ramón Vela Martinez, Juan Carlos Ros Brugueras and Manoel Luiz Ferrão de Amorim

Audit Committee: Norair Ferreira do Carmo, Oswaldo Vieira da Luz, Márcio Luciano Mancini, Milton Shigueo Takarada and the Secretary of the Board, João Carlos de Almeida.

TELEFÔNICA DATA BRASIL HOLDING S.A.

44th Board of Directors’ Extraordinary Meeting

Vote Statement

Cláudio José Carvalho de Andrade, member of the Board of Directors of Telefônica Data Brasil Holding S.A. (“Company”), presents the following vote statement relative to the various items on the agenda.

(1) In agreement, in principle, with the merger of the Company into TELESP, observing the dissident vote on item (3) of the meeting agenda, referring to the conditions of the merger.

(2) In agreement, in principle, with the partial Spin-Off of T EMPRESAS, with the merger of the Spun-Off asset into TELESP, observing the dissident vote on item (3) of the meeting agenda, referring to the conditions of the merger.

(3) Vote for the non approval of the Contract and Justification of Merger and Spin-Off, for disagreement on the Opinion of the Economic and Financial Analysis, and as a consequence, the proposed exchange ratio, for the following reasons:

(a)	The Opinion is in disagreement with the results budget and the investment budget for 2006 approved on the 42nd Board of Director’s Meeting on February 20th of 2006;

(b)	The EBITDA growth is not in accordance with the one presented on the business plan for the approval of the tax credit approved on the Company’s Board of Director’s Meeting on February 21st of 2005;

(c)	The Brazilian risk used for the definition of the WACC index on the mentioned Opinion is not in accordance with current indices.

(4) In agreement with the approval of the selection of the Assessment companies responsible for the Opinions.

(5) Vote for the non approval of the Opinion on the Economic and Financial Assessment, for the reasons outlined on item (3) above, and withdrawal from voting on the remaining assessments, for not being made available with more anticipation for my revision and analysis.

(6) Withdrawal from voting on the proposal for modification on article 4th of T EMPRESAS bylaws, for the reasons outlined on item (5) above.

(7) I do not recommend the call notice for the Extraordinary General Shareholders Meeting without a previous revision on the Opinions, in such way to address the inconsistencies pointed on item (3) above.

São Paulo, March 9th 2006

Claudio José Carvalho de Andrade

TELEFÔNICA EMPRESAS S.A.

Fully owned subsidiary of Telecomunicações de São Paulo - S.A. - Telesp

CNPJ 04.027.547/0001-31 – NIRE 35.3.0017983.8

BYLAWS

CHAPTER I – FEATURES OF THE COMPANY

LEGAL FORM

Art. 1 – Telefônica Empresas S.A. is a private held company and a fully owned subsidiary of Telecomunicações de São Paulo S.A., governed by the present bylaws and applicable legislation, established for an indefinite period of time.

HEADQUARTERS

Art. 2 – The Company has its headquarters located at Av. Tamboré No. 341 / 371, Barueri, state of São Paulo. By decision of its Management, the Company may open agencies, offices and subsidiaries in the state of São Paulo, throughout the country and abroad.

BUSINESS PURPOSE

Art. 3 – The Company’s business purpose is:

I – The rendering and exploitation of telecommunication services, as well as the elaboration, implementation and installation of related projects;

II – The exploitation of value added services;

III – The exploitation of integrated corporate solutions and consulting services in telecommunications and related activities;

IV – The rendering of technical assistance and telecommunications equipment and network maintenance services;

V – The commercialization and rental of telecommunications equipments, products and services, value added services or any other related services, rendered by third parties;

VI – Providing telecommunications infrastructure for third parties;

VII – Development of necessary or useful activities for the execution of these services, according to the current legislation;

Sole Paragraph – In pursuing its business purpose, the Company may incorporate third parties’ assets and rights to its equity, as well as:

I – participate in the capital stock of other companies;

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II – organize companies and/or subsidiaries so as to carry out the activities included or not in its business purpose and recommended that they be de-centralized;

III – promote the import of goods and services required to carry out the activities set forth in its business purpose;

IV – enter into agreements with other companies that operate telecommunication services, or any individuals or entities, in order to ensure the operation of the services, without its compromising duties and responsibilities.

CHAPTER II – CAPITAL STOCK, SHARES AND SHAREHOLDERS

Art. 4 – The subscribed capital stock, which is fully paid-in, is R$ [•] (•) divided into [•] (•) common shares, all of them book-entry shares without par value.

Paragraph One – The Company shares are not divisible and each one grants the right to one vote in the deliberations of the General Shareholders’ Meeting.

Paragraph Two – The shares, which are all book-entry shares, shall be maintained in a depositary account with a financial institution in the name of their shareholders, without issuance of certificates.

Paragraph Three – By decision of the shareholders, taken at a General Shareholders’ Meeting specially called for that purpose, preferred shares, in the book-entry form and without par value may be created. Such shares will not have the right to vote and its number will be limited to 2/3 (two thirds) of the total shares issued, with the preferences and advantages that were granted at the issuance, observing the established in article 253 of the Law 6404/76.

Art. 5 – The shareholders of the Controlling company have the right of preference secured, proportionally to the shares they own, for subscribing new shares as well as purchasing already subscribed shares, when they are offered for sale.

Art. 6 – The increase in the capital stock can be made by capitalizing the profits and reserves or by incorporating assets and/or credits.

CHAPTER III – GENERAL SHAREHOLDERS’ MEETING

Art. 7 – The General Shareholders’ Meetings can be Ordinary or Extraordinary. The Ordinary General Shareholders’ Meetings shall be held within the first 4 (four) months following the closing of each fiscal year, while the Extraordinary General Shareholders’ Meetings will take place whenever necessary, be it as a function of the Company’s interests, or when a provision in these Bylaws or the applicable legislation requires the deliberation of the shareholders.

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Paragraph One – The General Shareholders’ Meetings, either Ordinary or Extraordinary, will be presided by the Chief Executive Officer of the Company, or when absent by his substitute, who will appoint the Secretary among those present.

Paragraph Two – Only shareholders whose shares are registered under their names in the Company’s registry book 72 (seventy two) hours prior to the date set for such General Shareholders’ Meeting will be able to take part in it and vote.

Paragraph Three – The Meeting shall be called for and installed according to the established by Law 6404/76. The resolutions of the General Shareholders’ Meeting, with the exception of those cases contemplated by the law, will be taken by the absolute majority of the present votes, disregarding the null and blank votes.

Art. 8 – It is of responsibility of the General Shareholders’ Meeting:

I – To modify the Bylaws;

II – To appoint or destitute, in any moment, the members of the Management and the Audit Committee of the Company, as well as set their global annual remuneration;

III – To be posted by the Management on the results of the Company and deliberate on the financial statements submitted by them;

IV – To deliberate on the appraisal of the assets presented by the shareholder to constitute the capital stock;

V – To deliberate about the transformation, merger, incorporation or spin-off of the Company, its dissolution and liquidation, appoint and destitute liquidators and evaluate their performance;

VI – To authorize the Management to declare bankruptcy and file for bankruptcy.

CHAPTER IV – MANAGEMENT OF THE COMPANY

EXECUTIVE BOARD

Art. 9 – The Company shall be managed by the Executive Board made up of at least 2 (two) and at most 4 (four) members, who are resident in the country, to be elected by the General Shareholders’ Meeting for a mandate of 3 (three) years, being the reelection allowed. Those members are the following: (a) Chief Executive Officer; (b) Director of Datacenter Operations and Solutions; (c) Commercial Director; and (d) Director of Finance and Administration; which will perform their duties in the terms of their attributions as established by the present Bylaws.

Paragraph One – The global remuneration of the members of the Executive Board will be set by the General Shareholders’ Meeting, including all benefits and expenses accounts.

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Paragraph Two – The members of the Executive Board will take office after signing the corresponding mandates, remaining in office until their successors take effective office.

Paragraph Three – Any member of the Executive Board can be appointed to accumulate the attributions of more than one position within the Executive Board.

Art. 10 – In the event of absences or temporary impediment of any member of the Executive Board, his attributions will be carried out by any Director appointed by the Chief Executive Officer, exercising that mandate in addition to his other functions. In the event of vacancy of one of the members of the Executive Board, his replacement will be appointed by the remaining members with mandate until the next General Shareholders’ Meeting. When two or more positions are vacant, a General Shareholders’ Meeting shall be called immediately to appoint the replacements that will remain in office to complement the mandates.

Sole Paragraph – In the event of absences or temporary impediments of the Chief Executive Officer, the Collegiate Management will be responsible to appoint a replacement, among the members of the Executive Management, after the previous consideration of the Collegiate Management of the Controlling Shareholder.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION

OF THE COMPANY

Art. 11 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of the businesses of the Company.

Art. 12 – In is of responsibility of the Collegiate Executive Board:

I – To set the general guidance for the businesses of the Company;

II – To approve the Internal Regulation of the Company, defining its organizational structure and detailing the respective responsibilities, in accordance with the current legislation and the Bylaws;

III – To watch that the Law and the Bylaws are followed and to guarantee that the resolutions taken in the General Shareholders’ Meetings and Executive Board Meetings are fulfilled;

IV – To approve the Company’s general plans and programs, specifying the investment plans for the expansion and modernization of the plant and perform all necessary acts for the normal operations of the Company;

V – To authorize, within the limits established by internal regulations or the budget of the Company, the purchase, alienation or taxation of non-fixed assets of the Company, including those linked to the public telecommunications services de-activated or out-of-service,

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as well contracting loans and obligations by the Company, and the signing of other Contracts;

I – The approval of the budget and the annual business plan of the Company;

II – The approval of the execution of investments, the signing of contracts and the acquisition of assets by the Company, not included in the budget of the Company, that are higher than R$1,500,000 (one million, five hundred thousand Reais);

III – The authorization to alienate of non-fixed assets of the Company and assets directly related to the public telecommunication services in use, as well as the establishment of obligations and offering guarantees to the obligations of third parties;

IV – The authorization for the acquisition of shares in other companies, on a permanent basis, by the Company;

V – The appointment and destitution of the internal audit officer of the Company; and

VI – To approve the plan of positions and salaries of the Company, the internal regulation and the headcount of the Company, as well as the terms and conditions of the collective agreements to be signed with the unions that represent the different categories of employees of the Company and the policy for entering and exiting the pension funds.

Paragraph Two – With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) members of the Executive Board, except in emergencies, when the individual signature of the Chief Executive Officer shall be allowed, “ad referendum” of the Executive Board; (ii) the signature of 1 (one) member of the Executive Board jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) members of the Executive Board, one of them necessarily the Chief Executive Officer, and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of 1 (one) year.

Paragraph Four – It is forbidden for the Executive Board, the execution of acts in the name of the Company that have a nature different to the business or operations of the business purpose.

Art. 13 – The decisions of the Executive Board during its meetings shall be taken by the majority of the votes of the present members, while the Chief Executive Officer has, besides his own personal vote, the settlement vote.

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RESPONSIBILITIES OF THE MEMBERS OF THE EXECUTIVE BOARD

Art. 14 – The following are the specific responsibilities of each member of the Executive Board:

A- Chief Executive Officer:

I – To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another member of the Executive Board and appoint deputies, as well as to delegate responsibilities to the other members of the Executive Board for the execution of specific acts;

II – To supervise all of the Company’s activities and approve proposals related to the guidelines for its strategic development;

III – To supervise and guide the activities related to the orientation, counseling and legal representation of the Company;

IV – To supervise and guide the activities related to institutional policy and internal and external communications related to the Company;

V – To supervise and guide the communication activities with the media in general;

VI – To supervise and guide the corporate marketing activities, including advertisements, sponsorships and development of the Company’s image;

VII – To call the meetings of the Executive Board;

VIII – To decide on specific matters of his/her area of responsibility, according to the policies and guidelines established by the Executive Board;

IX – To define the operating strategy of the Company;

X – To coordinate and supervise the activities of the members of the Executive Board;

XI – To define the agenda of claim proposals of operating nature, aiming to subsidize the negotiations with the regulator;

XII – To define policies and guidelines for the management and development of human resources, being able to delegate on another member of the Executive Board the execution and supervision of these activities;

XIII – To consolidate the implemented policies, plans and guidelines for sales, being responsible for the execution of the investments related to this consolidation; and

XIV – To perform emergency acts “ad referendum” of the Executive Board;

B- Director of Datacenter Operations and Solutions:

I – To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of Datacenter and Solutions services,

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according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

II – To establish long-term technologic strategy proposals for the development of the Datacenter and Solutions services;

III – To set guidelines for the development and implementation of network expansion projects for the Datacenter and Solutions services, according to the needs defined by the market or the definitions of the internal policy of the Company, supervising the execution of such activities;

IV – To set guidelines for the operation and maintenance of the Datacenter and Solutions services and technical assistance to users, supervising the execution of such activities;

V – To set guidelines for the provision, installation and maintenance of Datacenter and Solutions services, according to the needs of the Company and clients in general, supervising the execution of such activities; and

VI – To perform other duties that may be assigned to him/her by the Chief Executive Officer of the Company.

C – Commercial Director:

I – To develop policies, plans and guidelines to ensure the implementation of the Company’s business strategy, specifically to implement the sales of its products and services, supervising the execution of activities defined for that purpose;

II– To set guidelines in order to promote the increase of sales of the Company;

III– To set policies and guidelines to ensure the implementation of the operating, technological and marketing strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business;

IV – To set policies and guidelines for marketing, including advertisements, sponsorships and development of the Company’s image;

V– To perform other duties that may be assigned to him/her by the Chief Executive Officer of the Company.

D – Director of Finance and Administration:

I – To set guidelines, coordinate and guide the execution of activities of the Company in the economic and financial area regarding accounting, preparation of the financial statements, balance sheets, interim balance sheets and financial analysis of the

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Company, as well as the management and administration of financial commitments, the raising of funds and their applications;

II – To set policies and guidelines and coordinate the Company’s activities related to the management and administration of purchases, supervising the execution of these activities;

III – To develop policies and guidelines and ensure the implementation of the activities related to the planning, coordination and operating strategy of the Company, supervising the execution of these activities;

IV – To coordinate the activities of Internal Audit;

V – To coordinate and supervise the operating activities related to quality, management control and preparation and supervision of the budget of the Company in accordance with the business plans, supervising the execution of these activities;

VI – To develop policies and guidelines and ensure the implementation of activities related to the administration and maintenance of assets, fixed or not, materials, transportation, security, as well as other activities that become necessary regarding the general support to the performance of the other areas of the Company, supervising the execution of these activities;

VII – To set guidelines for the activities related to information systems, supervising the execution of these activities;

VIII – To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

CHAPTER V – AUDIT COMMITTEE

Art. 15 – The Company will have a non-permanent Audit Committee that will only function on the fiscal years that it is installed, by request of the shareholders, and according to the law.

Art. 16 – The Audit Committee, when functioning, will be composed of at least 3 (three) and at most 5 (five) effective members and the same number of alternate members, shareholders or not, appointed by the General Shareholders’ Meeting.

Paragraph One – The period in which the Audit Committee will function and the mandate of its members shall end on the first Ordinary General Shareholders’ Meeting after its installation. The reelection of its members is allowed, when applicable.

Paragraph Two – In the event of a vacancy of a member of the Audit Committee, the substitute shall be the respective alternate. If there is vacancy in the majority of the members, a General Shareholders’ Meeting shall be called for in order to elect the replacements.

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Art. 17 – The Audit Committee will have the powers and attributions granted by Law, and its resolutions will be taken by the majority of the votes of its effective members.

Art. 18 – The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performing their function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each member of the Executive Board, without computing benefits of any nature, entertainment allowances or profit sharing.

CHAPTER VI – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 19 – The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, even six-months or quarterly.

ALLOCATION OF PROFITS

Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One – From the net income for the fiscal year, determined according to the law: (a) 5% (five percent) shall be allocated to the Legal Reserve, until the limit of 20% (twenty percent) of the capital stock; (b) after the reductions or increases and adjustments according to items II and III of Article 202 of Law No. 6404/76 dated as of December 15, 1976, 25% (twenty-five percent) of the net income will be distributed as mandatory dividends; (c) the remaining balance, if any, shall be allocated according to resolution taken by the General Shareholders’ Meeting, based on a proposal from the management included in the financial statements, in accordance with the established in articles 176, paragraph 3, and 132, item II of the Law 6404/76 and following the dispositions established in article 134, paragraph 4 of said Law. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing the capital stock, or in paying additional dividends to the shareholders.

Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 21 – The Company may declare, by resolution of the General Shareholders’ Meeting, dividends: (i) on account of the profit assessed in the six-monthly balance sheets, (ii) on account of the profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on

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account of the retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph – Interim dividends distributed on the terms of this article shall be charged to the minimum mandatory dividend.

Art. 22 – By resolution of the Collegiate Executive Board, and with due regard for legal provisions, the Company may pay to its shareholders interim dividends or interest on the company’s net worth, which may be charged to the minimum mandatory dividend, “ad referendum” of the General Shareholders’ Meeting”, based on the interim balance sheets, or periodic or annual balance sheets.

CHAPTER VIII – GENERAL INSTRUCTIONS

Art. 23 – The Company shall go into liquidation in the cases provided for by law, being the General Shareholders’ Meeting in charge of determining the form of liquidation and to appoint the liquidator.

Art. 24 – The Company shall be governed these Bylaws and by applicable law.

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Exhibits B

CONTRACT AND JUSTIFICATION OF THE MERGER

OF TELEFÔNICA DATA BRASIL HOLDING S.A.

INTO TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

AND PARTIAL SPIN-OFF OF TELEFÔNICA EMPRESAS S.A.

By the present private document, the management of the following companies,

TELEFÔNICA DATA BRASIL HOLDING S.A., a company with headquarters located at Avenida Brigadeiro Faria Lima nº 1188, São Paulo, state of São Paulo, registered under CNPJ/MF #04.295.166/0001-33, with its bylaws registered at Junta Comercial do Estado de São Paulo - JUCESP under NIRE 35.300.183.991, represented for this act under the terms established by its bylaws (“TDBH”);

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP, a company with headquarters located at Rua Martiniano de Carvalho nº 851, São Paulo, state of São Paulo, registered under CNPJ/MF #02.558.157/0001-62, with its bylaws registered at Junta Comercial do Estado de São Paulo – JUCESP under NIRE 35.300.158.814, represented for this act under the terms established by its bylaws (“TELESP”); and

TELEFÔNICA EMPRESAS S.A., a company with headquarters located at Av. Tamboré #341 and 371, Barueri, state of São Paulo, registered under CNPJ/MF #04.027.547/0001-31, with its bylaws registered at Junta Comercial do Estado de São Paulo – JUCESP under NIRE 35.300.179.838 (“T EMPRESAS” and, along with TELESP and TDBH, the “Companies”),

CONSIDERING THAT:

(A) TDBH and TELESP are listed companies with a common controller;

(B) The shares of TDBH are traded at Bolsa de Valores de São Paulo (“BOVESPA”) and TDBH has an American Depositary Receipts (“ADRs”) Program Level 1 in the United States of America;

(C) The shares of TELESP are also traded at BOVESPA and TELESP has an ADRs Program Level 2 in the United States of America;

(D) T EMPRESAS, fully owned subsidiary of TDBH, renders nationwide Multimedia Communication Services (“SCM”), and TELESP, directly or through its fully owned subsidiary A. TELECOM S.A., also renders nationwide SCM services;

(E) The proposed merger and partial spin-off are part of a corporate restructuring project which, once completed, will result in a higher operating, fiscal, administrative and financial efficiency and, consequently, in a reduction of the operating costs of the Companies; and

(F) The managements of TDBH, TELESP and T EMPRESAS, once the studies deemed necessary were conducted, understand that the implementation of the proposed merger and partial spin-off is on the best interest of the Companies and, consequently, of their respective shareholders;

Based on articles 224, 225, 227, 229 and 264 of the Law #6404, dated as of December 15, 1976 (“Corporate Law”) and CVM Instruction #319/99, the Companies DECIDE to sign the present Contract and Justification of the Merger and Partial Spin-Off (“Contract”), which establishes the terms and conditions of the merger and partial spin-off proposals that shall be submitted for the consideration of their respective shareholders, as established below:

1.	SUMMARY OF THE OPERATION

1.1.	The objective of the current Contract is the proposal for the restructuring of the SCM activities of TELESP and T EMPRESAS (“Restructuring”), comprising: (i) the merger of TDBH into TELESP, companies with a common controller, in the terms of articles 227 and 264 of the Corporate Law (“Merger”); and (ii) the partial spin-off of T EMPRESAS, transferring to TELESP the assets and activities related to the SCM in the regions where such services are already rendered by TELESP, in the terms of article 229 of the Corporate Law (“Spin-off”).

1.2.	Once the Restructuring is approved: (i) TDBH will be extinguished; (ii) its shareholders will receive common or preferred shares, or American Depositary Shares (“ADS”), as appropriate, issued by TELESP and following the exchange ratio established in Section 5, below; (iii) TELESP will succeed TDBH in all its rights and obligations; and (iv) T EMPRESAS will become a fully owned subsidiary of TELESP, with the assets and activities related to the SCM in the regions where such service is not rendered by TELESP, as well as the IT and data center assets and activities that are of its property.

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2.	JUSTIFICATION OF THE OPERATION

2.1.	TDBH is a holding company whose main asset is the stake of 100% in the capital stock of TELEFÔNICA EMPRESAS S.A., a nationwide SCM operator.

2.2.	TELESP, besides rendering the Switched Fixed Telephony Service (STFC), is also a SCM operator in sectors 31, 32 and 34 of Region III of the Annex II of the General Concession Plan (Decree #2534, dated as of April 02, 1998).

2.3.	TELESP has another fully owned subsidiary, A. TELECOM S.A., a company with headquarters located at Rua do Rocío #291, 2nd Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #03.498.897/0001-13, with its bylaws registered at Junta Comercial do Estado de São Paulo – JUCESP under NIRE 35.3.0017438.1 (“A. TELECOM”), that renders nationwide SCM services, except in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan do Plano (where the exploitation of the SCM is carried out directly by TELESP).

2.4.	TDBH was created in January 2001 as the result of the partial spin-off of TELESP. At that time and based on the opinion of the external consultants, the management of TELESP understood that it would be in the best interest of the company to segregate the assets related to the rendering of the Switched Packaged Network services, transferring all the shares of T EMPRESAS to the then newly-created TDBH.

2.5.	After five years, the managements of TELESP and TDBH understand that the segregation of T EMPRESAS reached the expected objectives, which were: (i) consolidation of the SCM services in the corporate segment, both in terms of the technical specialty as well as the client portfolio; and (ii) execution of specific investments that allowed a significant growth of T EMPRESAS. Nevertheless, the managements of TELESP and TDBH understand that the considerable increase in competition within this market, currently dominated by companies directly tied to communication companies linked to large national and foreign groups, and the transactional costs and the opportunities for merging expertise to address the technological convergence and the development of new products dictate new conditions and projections for the segment in which the companies operate, which justify and validate the decision to merge its operations.

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2.6.	With the Merger of TDBH into TELESP, T EMPRESAS will become a fully owned subsidiary of TELESP, similar to A TELECOM. Following suit and through the Spin-Off, the assets and activities related to the SCM service of T EMPRESAS in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan will be transferred to TELESP, thus concentrating the SCM activities in those areas within TELESP.

2.7.	As the next step, it is intended to promote the merger of A TELECOM into T EMPRESAS, or vice-versa, in order to concentrate, in one single subsidiary of TELESP, the exploitation of the SCM activities in the remaining part of the national territory.

2.8.	The management of the Companies recommend the approval of the Merger and Spin-Off proposals in the terms of this Contract, since they understand that the Restructuring will result in the following benefits for the Companies and their respective shareholders:

(a)	Higher administrative, commercial, operating, fiscal and financial efficiencies regarding data transmission operations performed by T EMPRESAS, A TELECOM and TELESP;

(b)	Increase in the liquidity of the shares, especially for the shareholders of TDBH, but also for the shareholders of TELESP; and

(c)	Reduction of costs after merging all the activities of all the companies under just one listed company, TELESP.

3.	CORPORATE APPROVALS

3.1.

On this date, the Executive Management of TDBH submitted to the Board of Directors and the Audit Committee of the TDBH the proposal for its merger into TELESP. The Executive Management of T EMPRESAS also submitted to the same organs the proposal for the partial spin-off of T EMPRESAS and the subsequent merger of the spun-off part into TELESP. The Board of Directors of TDBH approved the signing of the present Contract and the Audit Committee of TDBH, after due analysis of the operation, issued a favorable opinion to the Merger and Spin-Off and to the terms of the supporting documents of the proposals of the Executive Managements, according to the terms of paragraph III of article 163 of the Corporate Law. Therefore, the Board of Directors of TDBH

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decided to submit the Restructuring and the documents related to the operation for the deliberation of the General Shareholders’ Meetings of TDBH and T EMPRESAS, deciding to call for the respective extraordinary general shareholders’ meetings for that effect.

3.2.	The Executive Management of TELESP today submitted to the Board of Directors and the Audit Committee the proposal for the Merger of TDBH, as well as the proposal for the partial spin-off of T EMPRESAS, with the subsequent merger of the spun-off part into TELESP. The Board of Directors of TELESP approved the signing of the present Contract and the Audit Committee of TELESP, after due analysis of the operation, issued an opinion favorable to the Merger and Spin-Off and to the terms of the supporting documents of the proposal of the Executive Management, according to the terms of paragraph III of article 163 of the Corporate Law. Therefore, the Board of Directors of TELESP also decided to submit the Restructuring and the documents related to the operation for the deliberation of the General Shareholders’ Meeting of TELESP, deciding to call for an extraordinary general shareholders’ meeting for that effect.

4.	CAPITAL STOCK OF TDBH, TELESP AND T EMPRESAS

4.1.	The capital stock of TELESP, which is fully paid-in, is R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven Reais and eighty eight cents), divided into 492,029,981 (four hundred ninety two million, twenty nine thousand, nine hundred eighty one) shares, of which 164,061,698 (one hundred sixty four million, sixty one thousand, six hundred ninety eight) are common shares and 327,968,193 (three hundred twenty seven million, nine hundred sixty eight thousand, one hundred ninety three) are preferred shares, all of them book-entry shares without par value.

4.2.	The capital stock of TDBH, which is fully paid-in, is R$702,879,874.92 (seven hundred two million, eight hundred seventy nine thousand, eight hundred seventy four Reais and ninety two cents), divided into 1,071,153,385,962 (one trillion, seventy one billion, one hundred fifty three million, three hundred eighty five thousand, nine hundred sixty two) shares, of which 358,716,131,431 (three hundred fifty eight billion, seven hundred sixteen million, one hundred thirty one thousand, four hundred thirty one) are common shares and 712,437,254,531 (seven hundred twelve billion, four hundred thirty seven million, two hundred fifty four thousand, five hundred thirty one) are preferred shares, all of them book-entry shares without par value.

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4.3.	The capital stock of T EMPRESAS, which is fully paid-in, is R$235,235,748.45 (two hundred thirty five million, two hundred thirty five thousand, seven hundred forty eight Reais and forty five cents), divided into 241,525,513 (two hundred forty one million, five hundred twenty five thousand, five hundred thirteen) common shares, all of them book-entry shares without par value.

4.4.	The shares of TDBH will be canceled as a result of the Merger and replaced by common or preferred shares or ADS, as appropriate, issued by TELESP, in the terms of the exchange ratio established in the Section 5 of this Contract. After the Merger is implemented, T EMPRESAS will become a fully owned subsidiary of TELESP.

4.5.	Following suit and as a consequence of the Spin-Off, the capital stock of T EMPRESAS will be reduced in an amount corresponding to the fraction of the equity that was spun-off, as established in Section 5 of the present Contract. The shares of T EMPRESAS corresponding to the equity fraction that was spun-off will be canceled once such fraction is merged into TELESP.

5.	APPRAISALS AND EXCHANGE RATIO

(i)	Appraisal by the Accounting Equity Value

5.1.	The increase in the capital stock of TELESP, resulting from the Merger and in the terms of Section 6 below, will be carried out based on the Appraisal of the Net Equity of TDBH, issued on March 06, 2006 by Hirashima & Associados Ltda, a limited company with headquarters located at Rua Flórida #1758, conjunto 11, São Paulo, state of São Paulo, registered under CNPJ/MF #005.215.691/0001-64 and under C.R.C. #2SP0222465/O-4 (“Hirashima”), specially hired for such purpose, according to the opinion that constitutes Annex I of the present Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of TDBH, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young”). According to the accounting appraisal, the net equity value of TDBH, as of December 31, 2005, was R$597,164,881.58 (five hundred ninety seven million, one hundred sixty four thousand, eight hundred eighty one Reais and fifty eight cents).

5.2.	The reduction in the capital stock of T EMPRESAS, resulting from Spin-Off and in the terms of Section 7 below, will be carried out based on the Appraisal of the

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Accounting Value for the purpose of the Spin-Off and Merger of T EMPRESAS, issued on March 06, 2006 by Hirashima, specially hired for such purpose, according to the opinion that constitutes Annex II of the present Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of T EMPRESAS, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young. According to the accounting appraisal, the net equity value of T EMPRESAS, as of December 31, 2005, was R$304,234,227.25 (three hundred four million, two hundred thirty four thousand, two hundred twenty seven Reais and twenty five cents) and the accounting equity value of the spun-off part, also as of December 31, 2005, was R$273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents). As described with further details in Section 7, the merger of the spun-off part of T EMPRESAS into TELESP will not result in an increase nor a reduction of the net equity of TELESP, nor will the number of shares that compose its capital stock vary.

(ii)	Appraisal by the Economic and Financial Value

5.3.	In order to support the process of determining the exchange ratio of shares of TDBH by shares of TELESP, and according to the established in article 31 of the bylaws of TELESP and TDBH, the managements of the companies hired NM Rothschild & Sons (Brasil) Ltda., with headquarters located at Avenida Brigadeiro Faria Lima #2055, 18th Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #32.210.791/0001-70 (“Rothschild”), to prepare the economic and financial analysis of TDBH and TELESP (“Financial Analysis”), that constitute Annex III of the present Contract.

5.4.	The managements of TELESP and TDBH understand that the discounted free cash flow method used by Rothschild is the one that better reflects the value of TDBH and TELESP. Using the average of the value range determined by Rothschild, the following exchange ratio was found:

EXCHANGE RATIO – ECONOMIC AND FINANCIAL VALUE

Common shares	1 share of TELESP for each group of 75,389 shares of TDBH
Preferred shares	1 share of TELESP for each group of 75,389 shares of TDBH
ADS[1]	1 ADS of TELESP for each group of 1.50778 ADSs of TDBH

[1]	Each ADS of TDBH represents 50,000 preferred shares of the Company

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5.5.	In case that, due to the exchange ratio, the shareholders of TDBH have the right to a fraction of a share of TELESP, they will be paid pro rata of their respective fractions. The amount paid will be the net value at market prices of the grouped fractions, determined in an auction (or auctions if needed) to be held at BOVESPA. Such payment to the shareholders of TDBH will be carried on up to 5 (five) business days after the last auction takes place.

(iii)	Appraisal by the Equity Value at Market Prices

5.6.	In accordance with the established by article 264 of the Corporate Law, the appraisals of the net equities at market prices for TDBH and TELESP, for comparison purposes of the calculation of the exchange ratio of shares of TDBH by shares of TELESP, were conducted by KPMG Corporate Finance Ltda., with headquarters located at Rua Dr. Renato Paes de Barros nº 33, 2nd Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #48.883.938/0001- 23 (“KPMG”), according to the opinion issued on March 06, 2006, which constitute Annex IV and Annex V of the present Contract. Such appraisals were issued following the same criteria and using the same base date (December 31, 2005), and based on the audited financial statements of TDBH and TELESP, resulting in the following exchange ratio:

EXCHANGE RATIO – ECONOMIC AND FINANCIAL VALUE

Common shares	1 share of TELESP for each group of 88,258 shares of TDBH
Preferred shares	1 share of TELESP for each group of 88,258 shares of TDBH
ADS[1]	1 ADS of TELESP for each group of 1.76516 ADSs of TDBH

[1]	Each ADS of TDBH represents 50,000 preferred shares of the Company

(iv)	Statement of the Appraisers

5.7.	The appraisers referred in this Section 5 declared that they do not have any conflict of interests, current or potential, with the controlling shareholder of the Companies, or before the minority shareholders, or regarding the Companies themselves, their respective partners, or regarding the proposed Restructuring operation.

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6.	MERGER OF TDBH AND CAPITAL STOCK INCREASE OF TELESP

6.1.	The Merger will be effective through the transfer of all the net accounting equity of TBDH to the equity of TELESP, appraised by Hirashima based on the financial statements of TDBH as of December 31, 2005, and audited by Ernst & Young. The equity variations that took place in the TDBH and TELESP between the base date of the appraisal opinion of their accounting value and the dates of the General Shareholders’ Meetings that approve the Merger will be absorbed by TELESP and accounted for as retained earnings.

6.2.	In accordance with the established in the opinion of the accounting appraisal issued by Hirashima, the net accounting equity of TDBH to be merged into the net equity of TELESP was R$597,164,881.58 (five hundred ninety seven million, one hundred sixty four thousand, eight hundred eighty one Reais and fifty eight cents) as of December 31, 2005, and corresponds to the total accounting equity of TDBH. TELESP has 2,262,924 (two million, two hundred sixty two thousand, nine hundred twenty four) common shares and 70,803,372 (seventy million, eight hundred three thousand, three hundred seventy two) preferred shares issued by TDBH, that represent 0.006821% of the capital stock of TDBH which shall be canceled at the time of the Merger.

6.3.	As a result of the Merger, and considering that part of the net equity of TDBH that corresponds to the participation of TELESP is already accounted for in TELESP and thus should not be part of the capital increase, the capital stock of TELESP will be increased in R$597,124,147.23 (five hundred ninety seven million, one hundred twenty four thousand, one hundred forty seven Reais and twenty three cents), going from R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents) to R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents).

6.4.	Considering the exchange ratio proposed in Clause 5.4 above, 4,758,172 (four million, seven hundred fifty eight thousand, one hundred seventy two) common shares and 9,449,209 (nine million, four hundred forty nine thousand, two hundred nine) preferred shares of TELESP will be issued, which will be distributed in exchange of the common and preferred shares of TDBH, according to the exchange ratio established in Clause 5.4 of this Contract, with the exception of TELESP’s shares, whose shares in TDBH will be canceled.

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6.5.	After the Merger, the capital stock of TELESP will be divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) will be common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) will be preferred shares, all of them book-entry shares without par value.

6.6.	The Merger is considered fair for the shareholders of TELESP and TDBH, since the exchange ratio between the shares of the two Companies was determined within the values of the respective companies, based on the Financial Analysis prepared by Rothschild, an independent financial institution of international reputation and with vast experience in executing economic and financial appraisals similar to the Financial Analysis, which confirmed that a fair treatment was given to all the shareholders.

6.7.	Due to the Merger, TELESP will become the universal heir of TDBH in terms of all its assets, rights and obligations, without any continuity solution. Once the operation under discussion is approved, TDBH will be extinguished for all legal purposes and T EMPRESAS will become a fully owned subsidiary of TELESP. There are no relevant and unaccounted contingencies to be undertaken by TELESP as a result of the merger of TDBH.

6.8.	The preferred shares of TELESP that will be distributed to the preferred shareholders of TDBH will have the same rights currently guaranteed by the preferred shares of TDBH, with the exception of the right to vote for the approval of contracts between related parties. In TDBH, this was applicable to any long-term contract between related parties, while in TELESP applies to the contracts with related parties whose terms and conditions are more expensive for the company than those usually in place in the market for similar operations (article 9 of the bylaws of TDBH and TELESP). The common and preferred shares of TELESP owned by the controlling shareholder have the same rights and characteristics of the common and preferred shares owned by the minority shareholders of TELESP and will not suffer any modification in their political or equity rights as a result of the Merger.

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7.	PARTIAL SPIN-OFF OF T EMPRESAS WITH SUBSEQUENT MERGER OF THE SPUN-OFF PART INTO TELESP

7.1.	The Spin-Off will represent the transfer from T EMPRESAS to TELESP of the assets, liabilities, rights and obligations related to the SCM activities in sectors 31, 32 and 34 of Region III of the Annex II of the General Concession Plan. They correspond to the elements of the assets and liabilities described in the transfer balance sheet included in the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger prepared by Hirashima based in the financial statements of T EMPRESAS as of December 31, 2005, audited by Ernst & Young, which constitutes Annex II of this Contract (“Transfer Balance Sheet”). According to the terms of the accounting appraisal issued by Hirashima, the net accounting equity of T EMPRESAS to be merged into TELESP was R$273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents), as of December 31, 2005.

7.2.	Considering that at the time of the implementation of the Spin-Off, T EMPRESAS will be a fully owned subsidiary of TELESP, the transfer to TELESP of the spun-off part of the equity will be carried out through the reduction in the investment account of the fixed assets and the transfer to TELESP of the assets and liabilities contained in the Transfer Balance Sheet, without any increase or decrease in the net equity of TELESP, nor in the number of shares that compose its capital stock.

7.3.	The equity variations that take place in T EMPRESAS between the base date of the appraisal of its accounting value and the date of the General Shareholders’ Meetings that approve the Spin-Off will be absorbed by TELESP and compensated in the investments account in the fixed assets, in order to make the result of the Spin-Off always neutral for TELESP.

7.4.	The Spin-Off is considered fair for the shareholders of TELESP and T EMPRESAS, since at the time of the Spin-Off, T EMPRESAS will be a fully owned subsidiary of TELESP and therefore, the transfer of assets and liabilities from T EMPRESAS to TELESP by their accounting value does not imply in any loss for the shareholders of TELESP.

7.5.

Following the terms of the sole paragraph of article 233 of the Corporate Law, it is established that TELESP will only be responsible for the obligations that are expressly transferred to it in the terms of the present Contract and of the Transfer Balance Sheet, without being responsible for T EMPRESAS. There are no relevant

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and unaccounted contingencies that will be undertaken by TELESP as a result of the spun-off part of the equity of T EMPRESAS.

8.	RIGHT OF WITHDRAWAL

8.1.	The Merger will grant the right of withdrawal to the shareholders of TDBH that express their will in that sense, while the respective payment of the reimbursement will depend of the effective consecution of the operation, as established in article 230 of the Corporate Law.

8.2.	The withdrawal will be guaranteed to the owners of shares issued by TDBH that clearly and formally express their disagreement regarding the proposed Merger. It will be considered clear and formal when received in a period of 30 (thirty) days counted from the publication date of the minutes of the General Shareholders’ Meeting of TDBH that will deliberate about the Merger.

8.3.	The accounting equity value of the shares of TDBH, based on the balance sheet as of December 31, 2005, for the purposes of the right of withdrawal corresponds to R$0.56 (fifty six cents) per lot of 1,000 (one thousand) common or preferred shares of TDBH. The net equity value at market prices corresponds to R$0.32 (thirty two cents) per lot of 1,000 (one thousand) common or preferred shares of TDBH.

8.4.	Considering that the exchange ratio proposed in the terms of Clause 5.4, above, has more advantage for the non-controlling shareholders (and also for the controllers) of TDBH than the exchange ratio based on the net equity value at market prices, and considering that the accounting equity value of each group of 1,000 (one thousand) common or preferred share of TDBH is higher than the value based on the net equity at market prices, as explained in Clause 8.3, above, the value for the right of withdrawal available for the shareholders of TDBH that exercise such right will be the one calculated by the criteria of the accounting equity value, which represents R$0.56 (fifty six cents) per lot of 1,000 (thousand) shares of TDBH.

8.5.	The right of withdrawal of the shareholders of TDBH in the Merger process is limited to the shares that such shareholders own on March 09, 2006, and will not be exercised in relation to shares purchased at a later date, in the terms of paragraph 1 of article 137 of the Corporate Law.

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8.6.	The shareholders of TELESP will not have the right of withdrawal as a result of the Merger nor the Spin-Off, in the terms of the Corporate Law.

9.	PROJECT TO MODIFY THE BYLAWS OF TELESP

9.1.	After deliberating about the Merger, the General Shareholders’ Meeting of TELESP will approve the modification of the heading of article 5 of the bylaws of TELESP, which will have the following wording: “Art. 5 – The subscribed capital stock, which is fully paid-in, is R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents), divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) are common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) are preferred shares, all of them book-entry shares without par value”. There will not be any modification of TELESP’s bylaws as a result of the Spin-Off.

10.	GENERAL INSTRUCTIONS

10.1.	Right of Reconsideration: The Companies have the right to re-assess the Restructuring project here described in the hypothesis that the payment of the reimbursement of the shares resulting from the exercising of the right of withdrawal by shareholders of TDBH that have pronounced in that way endangers the financial stability of the company resulting of the Merger, in the terms of paragraph 3 of article 137 of the Corporate Law.

10.2.	Dividends: The shareholders of T EMPRESAS, TELESP and TDBH will receive the dividends or interests on the company’s net worth declared by their respective ordinary general shareholders’ meetings related to the fiscal year ended on December 31, 2005. After the Merger, the shareholders of TDBH that receive shares of TELESP will receive the dividends or interests on the company’s net worth that are declared by TELESP starting from the date of the general shareholders’ meeting that approves the Merger, in equal conditions of those of the previous owners of TELESP, and TELESP will receive the dividends and interest on the company’s net worth that are declared by T EMPRESAS starting from the date of the general shareholders’ meeting that approves the Merger.

13

10.3.	Evaluation of the Restructuring by the Regulatory Agencies: Despite the fact that the approval of Anatel (the National Telecommunications Agency) is not required, the Restructuring will be presented before it for filing purposes. Since the Merger and Spin-Off involves companies belonging to the same economic group, the Restructuring is not subject to approval from the CADE (Anti-trust Agency).

10.4.	Presentation of the Restructuring before the SEC: According to the legislation of the American capital market, the Restructuring will not be submitted for approval or filing before the Securities and Exchange Commission (“SEC”). This Contract is not a public offering document and does not represent an offer to sell or a request for an offer to purchase any securities nor a request of any vote or approval.

10.5.	Filing and Registration: Once the Restructuring is approved by the shareholders of T EMPRESAS, TDBH and TELESP, it will be the task of the managements of TELESP and T EMPRESAS to promote the filing and publication of all the acts related to the Merger and Spin-Off, as well as to promoted all necessary acts needed for the process of extinguishing TDBH and its succession by TELESP.

10.6.	Costs: The costs of the Restructuring are estimated at approximately R$3.5 million, including the costs related with the appraisal, auditing, legal counseling, publications and other expenses.

10.7.	Availability of Documents: All the opinions, appraisals, and related documents to the Restructuring are enclosed to the present Contract and are part of it for all legal purposes. The documents related to the Restructuring will be available for the shareholders of TELESP and TDBH from March 13, 2006 on, from 09:00 to 17:00 at the companies’ headquarters, located at the following addresses: (i) TELESP: Rua Martiniano de Carvalho 851, São Paulo, state of São Paulo; (ii) TDBH: Avenida Brigadeiro Faria Lima 1188, São Paulo, state of São Paulo. The access to the referred documents and information will be allowed to the shareholders of the respective companies that present an abstract of their respective shareholder position issued no earlier than 10 (ten) days in advance. Further information can be obtained by telephone (11) 3549-7200 with Mr. Daniel de Andrade Gomes.

10.8.	The Companies and their respective management choose the Central forum of the region of São Paulo as the place to resolve eventual doubts about this Contract.

14

São Paulo, March 09, 2006

_________________________________________________________________________________

TELEFÔNICA DATA BRASIL HOLDING S.A.

Fernando Xavier Ferreira	Gilmar Roberto Pereira Camurra

_________________________________________________________________________________ TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Fernando Xavier Ferreira	Gilmar Roberto Pereira Camurra

__________________________________________________________________________________ TELEFÔNICA EMPRESAS S.A.

Roberto José Maris de Medeiros	Cláudio Baumann

Witnesses:

1.	2.
Name:	Name:
R.G.:	R.G.:
CPF/MF:	CPF/MF:

15

ANNEX I

OPINION OF THE APPRAISAL OF THE NET ACCOUNTING EQUITY OF TDBH

16

Rua Flórida, 1.758 -1°andar - Conjunto 11 São Paulo - SP - 04565-001 fone: 55 11 5102.0007 fax: 55 11 5102.0094 www.hirashima.com.br

Free Translation of the original

in the Portuguese Language

TELEFÔNICA DATA BRASIL HOLDING S.A.

CNPJ: 04.295.166/0001-33

APPRAISAL REPORT BASED ON BOOK VALUE

FOR PURPOSES OF MERGER

1. THE SPECIALIZED FIRM AND ITS PARTNER IN CHARGE

HIRASHIMA & ASSOCIADOS LTDA., limited liability partnership, based in São Paulo, at Rua Florida, n° 1.758, Conjunto 11, registered at CNPJ under n° 005.215.691/0001-64, registered at 9° Oficial de Registro Civil da Pessoa Juridica under n° 7711, and registered at CRC/SP n° 2SP022465/O-4.

The Partner in Charge signing this appraisal report is Taiki Hirashima, Brazilian, born in Promissão – São Paulo, married, accountant, registered at CRC-SP under n° 1SP056189/O-1, with the identification card n° 2.531.456-7 SSP SP and CPF n° 007.568.818-20, with office located in São Paulo at Rua Flórida, n° 1.758, conjunto 11.

2. THE COMPANY SUBJECT TO THE MERGER

TELEFÔNICA DATA BRASIL HOLDING S.A., an Brazilian corporation, located at Avenida Brigadeiro Faria Lima, 1.188 – 7° andar, São Paulo, Estado de São Paulo, registered at CNPJ/MF sob n° 04.295.166/0001-33, with its bylaws filed at Junta Comercial do Estado de São Paulo under NIRE n° 35.300.183.991, simply denominated, MERGED COMPANY, in the following paragraphs.

3. THE MERGING COMPANY

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP, an Brazilian corporation, located in São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851 – 19° Andar – Bela Vista, registered at CNPJ/MF under n° 02.558.157/0001-62, with its bylaws filed at Junta Comercial do Estado de São Paulo under NIRE n° 3.530.015.881-4, simply denominated MERGING COMPANY, in the following paragraphs.

4. OBJECT OF APPRAISAL REPORT AND BASE-DATE

Net assets of Telefônica Data Brasil Holding S.A., as of December 31, 2005, to be merged into Telecomunicações de São Paulo S.A. – TELESP.

Telefonica Data Brasil Holding S.A. March 06, 2006 Page 2

5. CRITERIAS FOR VALUTION OF NET ASSETS TO BE MERGED

The valuation criteria was the book value as of December 31, 2005.

The account records of the MERGED COMPANY are kept in accordance with the legal requirements and are recorded in accordance with the accounting practices adopted in Brazil.

6. COMPOSITION OF NET ASSETS TO BE MERGED

The composition of net assets of the MERGED COMPANY as of December 31, 2005 is as follows:

R$
ASSETS
CURRENT
Cash	2,77
NONCURRENT ASSETS
Related Parties
Telecomunicações de São Paulo S.A. – TELESP	8.400.318,02
Telefonica Empresas S.A.	2.250,00
PERMANENT
Investiment
Telefônica Empresas S.A.	304.234.227,25
Goodwill	301.275.902,19
Amortization of goodwill	(16.615.486,89)
TOTAL ASSETS

597.297.213,34

Telefonica Data Brasil Holding S.A. March 06, 2006 Page 3

R$
LIABILITIES
CURRENT
Suppliers	60.340,71
NONCURRENT LIABILITIES
Related Parties
Telecomunicações de São Paulo S.A. – TELESP	44.267,58
Telefônica Empresas S.A.	11.937,76
Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.	15.685,71
Telefônica Data do Brasil Ltda.	100,00

TOTAL LIABILITIES	132.331,76

NET ASSETS	597.164.881,58

The capital stock (quantity of shares) of the MERGED COMPANY as of December 31, 2005 is the following:

Shareholders	Common Shares	Preferred Shares	Total of Shares
Telefônica Data Brasil Ltda.	193.339.858.264	381.426.196.190	574.766.054.454
Telefônica Internacional S.A.	140.040.795.800	291.819.562.080	431.860.357.880
Telefônica S.A.	64.673	—	64.673
Minorities	25.335.412.694	39.191.496.261	64.526.908.955

	358.716.131.431	712.437.254.531	1.071.153.385.962

7. PROCEDURES APPLIADED BY THE SPECILISADED FIRM

The balance sheet as of December 31, 2005, of the MERGED COMPANY was examined by other independent auditors whose report dated January 31, 2006 was unqualified. Accordingly, to assure as the adequacy of the book value of the assets and the liabilities comprising the net assets of the MERGED COMPANY as of December 31, 2005, we adopted the special review procedures in accordance with the standards issued by the Conselho Federal de Contabilidade, including the review of the working papers of the independent audit.

Telefonica Data Brasil Holding S.A. March 06, 2006 Page 4

8. CONCLUSION

As the result of the procedures and analyzes performed, we concluded that the total book value of the net assets of the merged company appraised in accordance with accounting practices adopted in Brazil for the purposes of merger into the MERGING COMPANY amounts to R$597.164.881,58 (five hundred and ninety seven millions, one hundred sixty four thousand, eight hundred and eighty one reais and fifty eight cents) as of December 31, 2005.

9. NON EXISTENCE OF CONFLICT OF INTEREST AND LIMITATIONS

In accordance with the provision of Article 5° of Instruction n° 319 issued by da Comissão de Valores Mobiliários – CVM, on December 3,1999, we confirmed that:

(a)	In accordance with the professional standards issued by the Conselho Federal de Contabilidade – CFC, thought the Resolution n° 821/97, we are not aware of any circumstances with represents conflicts of interest, direct or indirect, in relation to the above mentioned companies or any related parties to these companies.

(b)	We are not aware of any action by the controlling shareholder or the administrators of these companies in order to direct, limit, difficult or practice of any act with have or might have compromised our access, the utilization or knowledge of information, assets, documents or working methodologies relevant to the quality of respective conclusions.

São Paulo, March 6, 2006.
Hirashima & Associados Ltda. CRC n° 2SP022465/O-4

Taiki Hirashima Partner in Charge CRC n° 1SP056189/O-1

* * * * * * * * * *

ANNEX II

OPINION OF THE APPRAISAL OF THE ACCOUNTING VALUE FOR THE

PURPOSES OF THE SPIN-OFF AND MERGER OF T EMPRESAS

17

Rua Flórida, 1.758 -1°andar - Conjunto 11 São Paulo - SP - 04565-001 fone: 55 11 5102.0007 fax: 55 11 5102.0094 www.hirashima.com.br

Free Translation of the original

in the Portuguese Language

TELEFÔNICA EMPRESAS S.A.

CNPJ: 04.027.547/0001-31

APPRAISAL REPORT BASED ON BOOK VALUE

FOR PURPOSE OF SPLIT OFF AND SUBSEQUENT MERGER

1. THE SPECIALIZED FIRM AND ITS PARTNER IN CHARGE

HIRASHIMA & ASSOCIADOS LTDA., limited liability partnership, based in São Paulo, at Rua Flórida, n° 1.758, Conjunto 11, registered at CNPJ under n° 005.215.691/0001-64, registered at 9° Oficial de Registro Civil da Pessoa Jurídica under n° 7711, and registered at CRC/SP n° 2SP022465/O-4.

The Partner in Charge signing this appraisal report is Taiki Hirashima, Brazilian, born in Promissão - São Paulo, married, accountant, registered at CRC-SP under n° 1SP056189/O-1, with the identification card n°2.531.456-7 SSP SP and CPF n° 007.568.818-20, with office located in São Paulo at Rua Flórida, n° 1.758, conjunto 11.

2. THE COMPANY SUBJECT TO THE SPLIT OFF AND SUBSEQUENT MERGER

TELEFÔNICA EMPRESAS S.A., an Brazilian corporation, wholly-owned subsidiary of Telefônica Data Brasil Holding S.A., located at Avenida Tamboré, 341/371 - Alphaville, Barueri, State of São Paulo, registered at CNPJ/MF under n° 04.027.547/0001-31, with its bylaws filed at Junta Comercial do Estado de São Paulo under NIRE n° 35.300.179.838, simply denominated SPLITTED OFF COMPANY.

3. THE MERGING COMPANY

TELECOMUNICAÇÕES DE SÃO PAULO S.A.- TELESP, an Brazilian corporation, located at São Paulo, State of São Paulo, in the Rua Martiniano de Carvalho, 851 - 19° Andar - Bela Vista, registered at CNPJ/MF under n° 02.558.157/0001-62, with its bylaws filed at Junta Comercial do Estado de São Paulo under NIRE n° 3.530.015.881-4, simply denominated MERGING COMPANY.

Telefônica Empresas S.A. March 6, 2006 Page 2

4. OBJECT OF APPRAISAL REPORT AND BASE-DATE

Net assets of Telefônica Empresas S.A. object of the split off, as of December 31, 2005 and its subsequently merger into Telecomunicações de São Paulo S.A. - TELESP.

5. CRITERIAS FOR VALUTION OF NET ASSETS TO BE SPLITTED OFF AND MERGED

The valuation criteria was the book value as of December 31, 2005.

The account records of the SPLITTED COMPANY are kept in accordance with the legal requirements and are recorded in accordance with the accounting practices adopted in Brazil.

6. COMPOSITION OF NET ASSETS TO BE SPLITTED OFF AND MERGED

The composition of net assets of the SPLITTED COMPANY as of December 31, 2005 and subsequently merged, is as follows (see exhibit I):

R$
ASSETS
CURRENT
Cash	—
Account Receivables	71.221.396,24
Advance and Recoverable Taxes	26.612.352,28
Inventory	1.214.131,53
Related Parties	39.743.687,30
Other Receivables	2.743.988,02

141.535.555,37

NON CURRENT
Advance and Recoverable Taxes	65.394.239,41
Other Receivables	149.956,16
Related Parties	976.315,48

66.520.511,05

PERMANENT
Investment	944.701,31
Fixed Assets - net	244.071.301,91
Deferred Assets - net	147.163.214,24

392.179.217,46

TOTAL ASSETS	600.235.283,88

Telefônica Empresas S.A. March 6, 2006 Page 3

R$
LIABILITIES
CURRENT
Loans	150.274.347,99
Salaries and Social Charges	27.679.369,73
Suppliers	52.026.647,59
Payable Taxes	14.310.246,64
Related Parties	75.658.598,49
Other Payables	2.048.310,03

321.997.520,47

NON CURRENT
Provision for Profit Sharing	1.001.016,60
Provision for Contingencies	970.024,43
Related Parties	2.469.461,16

4.440.502,19

TOTAL LIABILITIES	326.438.022,66

NET ASSETS	273.797.261,22

7. PROCEDURES APPLIADED BY THE SPECILISADED FIRM

The balance sheet as of December 31 2005, of the SPLITTED COMPANY was examined by other independent auditors whose report dated January 31, 2006 was unqualified. Accordingly, to assure as the adequacy of the book value of the assets and the liabilities comprising the net assets of the SPLITTED COMPANY as of December 31, 2005, we adopted the special review procedures in accordance with the standards issued by the Conselho Federal de Contabilidade, including the review of the working papers of the independent audit.

8. CONCLUSION

As the result of the procedures and analyzes performed, we concluded that the total book value of the NET ASSETS to be splitted off in accordance with accounting practices adopted in Brazil for the purposes of merger into the MERGING COMPANY amounts to R$273.797.261,22 (two hundred and seventy three millions, seven hundred and ninety seven thousand, two hundred and sixty one reais and twenty e two cents) as of December 31, 2005.

Telefônica Empresas S.A. March 6, 2006 Page 4

9. INEXISTENCY OF CONFLICT OF INTEREST AND LIMITATIONS

In accordance with the provision of Article 5° of Instruction n° 319 issued by da Comissão de Valores Mobilários - CVM, on December 3,1999, we confirmed that:

(a)	In accordance with the professional standards issued by the Conselho Federal de Contabilidade - CFC, thought the Resolution n° 821/97, we are not aware of any circumstances with represents conflicts of interest, direct or indirect, in relation to the above mentioned companies or any related parties to these companies.

(b)	We are not aware of any action by the controlling shareholder or the administrators of these companies in order to direct, limit, difficult or practice of any act with have or might have compromised our access, the utilization or knowledge of information, assets, documents or working methodologies relevant to the quality of respective conclusions.

São Paulo, March 6, 2006.

Hirashima &Associados Ltda. CRC n° 2SP022465/O-4

Taiki Hirashima Sócio-Diretor Responsável CRC n° 1SP056189/O-1

* * * * * * * * * *

Telefônica Empresas S.A. March 6, 2006 Page 5

Exhibit I

TELEFÔNICA EMPRESAS S.A.

Net Assets as of December 31, 2005

In reais

	Opening Balances	Splitted Balances	Balances after the split off
CURRENT
Cash	9.518.293,17	—	9.518.293,17
Accounts Receivables	73.318.576,17	71.221.396,24	2.097.179,93
Advances and Recoverable Taxes	26.612.352,28	26.612.352,28	—
Inventories	1.214.131,53	1.214.131,53	—
Related Parties	41.753.413,37	39.743.687,30	2.009.726,07
Other Receivables	2.743.988,02	2.743.988,02	—

	155.160.754,54	141.535.555,37	13.625.199,17

NON CURRENT
Advances and Recoverable Taxes	65.394.239,41	65.394.239,41	—
Other Receivables	149.956,16	149.956,16	—
Related Parties	976.315,48	976.315,48	—

	66.520.511,05	66.520.511,05	—

PERMANENT
Investment	944.701,31	944.701,31	—
Net Fixed Assets	270.401.361,94	244.071.301,91	26.330.060,03
Net Deferred Assets	147.163.214,24	147.163.214,24	—

	418.509.277,49	392.179.217,46	26.330.060,03

TOTAL ASSETS	640.190.543,08	600.235.283,88	46.732.859,09

Telefônica Empresas S.A. March 6, 2006 Page 6

Exhibit I

TELEFÔNICA EMPRESAS S.A.

Net Assets as of December 31, 2005

In reais

	Opening Balances	Splitted Balances	Balances after the split off
LIABILITIES
Loan	150.274.347,99	150.274.347,99	—
Salaries and Social Charges	27.679.369,73	27.679.369,73	—
Suppliers	61.452.888,76	52.026.647,59	9.426.241,17
Payable Taxes	14.310.246,64	14.310.246,64	—
Related Parties	75.750.650,49	75.658.598,49	92.052,00
Other Payables	2.048.310,03	2.048.310,03	—

	331.515.813,64	321.997.520,47	9.518.293,17

NON CURRENT LIABILITIES
Provision for Profit Sharing	1.001.016,60	1.001.016,60	—
Provision for Contingencies	970.024,43	970.024,43	—
Related Parties	2.469.461,16	2.469.461,16	—

	4.440.502,19	4.440.502,19	—

TOTAL LIABILITIES	335.956.315,83	326.438.022,66	9.518.293,17

NET ASSETS	304.234.227,25	273.797.261,22	30.436.966,03

ANNEX III

ECONOMIC AND FINANCIAL ANALYSIS OF TDBH AND TELESP

18

March 6, 2006	Confidential

Valuation Report

Telecomunicações de São Paulo S.A. and Telefônica Data Brasil Holding S.A.

1

1.	Introduction

NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”) has been engaged by Telecomunicações de São Paulo S.A. – TELESP (“Telesp”) and Telefônica Data Brasil Holding S.A. (“TDBH”, together with Telesp, the “Companies”) to perform a valuation analysis with respect to Telesp and TDBH (the “Valuations”) in connection with the proposed merger of TDBH into Telesp (the “Transaction”), in accordance with Law No. 6404 of December 15, 1976 (“Brazilian Corporate Law”).

The Valuations have been exclusively prepared for the use of the Board of Directors of the Companies in connection with their analysis of the Transaction, as described further below, and shall not be used for any other purposes, including, without limitation, the capital creation of Telesp under the terms of the Brazilian Corporate Law, including, but not limited to, Brazilian Corporate Law Article 8 provisions. The Valuations have been prepared in Portuguese and English, and the Portuguese version shall prevail for all purposes.

In connection with the drafting of the Valuations, we have considered, among other issues: (i) certain financial analysis and forecasts for each of the Companies, prepared and approved by the senior management of each such Company; (ii) publicly available audited financial statements for the years ended December 31, 2003, 2004 and 2005 of each of the Companies. We have held discussions with members of the senior management of each of the Companies with respect to the business and prospects of the Companies and its subsidiaries. We have also considered other information, financial surveys, analysis and researches and financial, economic and market criteria, as we deemed appropriate.

In preparing the Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information provided to or discussed with us. We have not undertaken, and do not hereby undertake, any liability regarding independent validation of the information or to make an independent validation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we undertake no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not committed to conduct, and have not conducted, any physical inspection of the real estate or facilities of the Companies. We have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the senior management of such Companies, have been prepared on a reasonable basis reflecting the currently available judgments and opinion of such Company.

2

1.	Introduction

We were requested to prepare the Valuations under the requirements of Article 31 of the Companies’ By-laws that the Companies achieve “equitable treatment” in the exchange ratios for the proposed Transaction. Our analysis has been prepared on the basis that, if the Board of Directors of Telesp and TDBH propose an exchange ratio with respect to the Transaction that falls within the range of exchange ratios resulting from the ranges of value indication derived from the Valuations with respect to Telesp and TDBH, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. The Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction. You shall further consider that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, since these valuation analysis are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analysis are intrinsically subject to uncertainties and to various events or factors out of the control of the Companies and Rothschild, neither Rothschild, nor any of its affiliates and representatives, undertake any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

The Valuations are based on economic, monetary, market and other conditions as in effect on at the time of Valuations drafting, and the information made available to us until the date hereof. As a result, the Valuations are valid exclusively on the date hereof, as future events and other developments may affect the conclusions therein. We do not commit to update, review, revise or revoke the Valuations as a result of any subsequent event or development or for any other reason. With respect to the preparation of the Valuations, the Companies and their Board of Directors have not authorized us to solicit, nor have we solicited, any indication of interest from third parties to acquire, in whole or in part, the shares of the Companies. Accordingly, the results contained in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which the Companies could be sold to a third party on the date hereof or in the future. In addition, the results specified in the Valuations do not represent our opinion with respect to the value of the shares of Telesp (“Telesp Shares”) to be issued in connection with the Transaction or the price at which the Telesp Shares will be traded after the Transaction.

3

1.	Introduction

The preparation process of economic and financial analysis such as those conducted in the preparation of the Valuations is a complex process which involves subjective judgment and is not susceptible to a partial analysis or a summary description. In arriving at its conclusions, Rothschild did not attribute any subjective value to any particular factor considered by it; rather, Rothschild made qualitative judgments of the importance and relevance of all the factors considered therein. Accordingly, Rothschild believes that the Valuations shall be considered as a whole and that the analysis of selected portions and other factors considered therein can result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transaction and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong to or to the sector in which they operate.

The Valuations are exclusively addressed to the Board of Directors of Telesp and TDBH and do not evaluate the underlying business decision by the Companies to engage in the Transaction and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to how any such holder shall exercise its rights to vote or any other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analysis and results of the Valuations do not include any operational, fiscal or of other nature, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transaction and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any judgment relating to the distribution of economic value among the various classes of shares of any of the Companies.

Rothschild and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes . We have been engaged by the Companies and, irrespective of whether the Transaction is consummated, we will receive a fee for the services provided by us. Moreover, the Companies have agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Companies from time to time, including having acted as Telesp’s financial advisor in connection with the acquisition of Santo Genovese Participações Ltda in 2004. We also have provided and currently are providing certain investment banking services to Telefónica S.A., the indirect controlling shareholder of the Companies. We also may provide investment banking services to each of the Companies and their affiliates in the future.

4

1.	Introduction

The companies of the Rothschild group provide services to the securities industry in securities trading, investment management and other related financial services for both companies and individuals. In the ordinary course of these activities, the companies of the Rothschild group may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transaction for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transaction, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by Telesp of the non-amortized premium arising from the purchase by Telesp of shares of TDBH. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and other factors we deem relevant and in reliance thereon, if the exchange ratio approved by the Board of Directors of Telesp and TDBH with respect to the Transaction is within the implied exchange ratios derived from the Valuations with respect to Telesp and the TDBH, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

NM ROTHSCHILD & SONS (BRASIL) LTDA.

5

2.	Transaction Overview

Overview

Step I: shareholding reorganization of TDBH

SP Telecomunicações S.A. (“SP Telecom”) is proposing to acquire 100% of the quotas held by Telefónica Datacorp S.A. in Telefônica Data do Brasil Ltda. (“TDBL”), in cash and based on the same economic terms described below in step II.

•	On December 31, 2005, TDBL held 193,339,858,264 ordinary shares and 381,426,196,190 preferred shares of Telefônica Data Brasil Holding S.A. (“TDBH”), which represents 53.90% and 53.66% of the voting capital and total capital of TDBH, respectively

•	SP Telecom is the current controlling shareholder of Telecomunicações de São Paulo S.A. – TELESP (“Telesp”)

Step II: merger of TDBH with Telesp

Telesp is proposing a merger with TDBH, whereby all voting and non-voting shares of TDBH would be exchanged for shares of the same class of Telesp.

•	TDBH owns 100% of Telefônica Empresas S.A. (“T Empresas”)

•	TDBH and Telesp are registered in the Brazilian securities exchange commission (Comissão de Valores Mobiliários – “CVM”) and in the Securities Exchange Commission (“SEC”). Their shares trade in the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – “Bovespa”) and in the New York Stock Exchange (through American Depositary Shares – ADS)

6

2.	Transaction Overview

Shareholding structure

Current shareholding structure

Pro forma shareholding structure

Notes

1	Excluding treasury stock

2	TISA – Telefónica Internacional S.A.; T Empresas – Telefônica Empresas S.A.; A. Telecom – A. Telecom S.A.

3	Telefónica Datacorp S.A. owns 100% of TDBL

Source Companies as of 12/31/05

7

3.	Valuation Methodology

General valuation assumptions

Methodology

•	Discounted cash flow methodology

•	Projection of unlevered free cash flows to the firm (FCFF – before financial results)

•	Net present value is calculated by discounting unlevered free cash flows by the weighted average cost of capital (“WACC”)

Projections

Valuations are based on operating and financial projections prepared by the senior management of the Companies.

Currency

•	Projections in nominal Brazilian Reais (R$)

•	Free cash flows are converted to US$ and then discounted. Exchange rate projections are based on a market consensus report disclosed by the Central Bank of Brazil

Discounted cash flow

•	Present value of free cash flows as of December 31, 2005

•	Projection period: from 2006 to 2015

•	Mid-year convention

•	Discounted free cash flows in US$

8

3.	Valuation Methodology

General valuation assumptions (continued)

Discount rate

Weighted Average Cost of Capital (WACC) methodology

•	WACC in nominal US dollars (US$)

WACC was determined by the combination of the cost of equity (Ce) and the cost of debt (Cd) of each Company, considering a target capital structure.

•	The Ce estimate was determined by the CAPM (Capital Asset Pricing Model) method adjusted for the country risk

•	The Cd estimate was determined considering the current situation of the debt capital market and the credit risk of each Company

Perpetuity / terminal value

•	Free cash flow of the last projection year was normalized to calculate the perpetuity – depreciation equal to capex in order to exclude temporary tax benefits

•	Telesp’s perpetuity growth rate is different from the one used for TDBH in light of the different growth perspectives presented by each Company.

9

3.	Valuation Methodology

General valuation assumptions (continued)

Enterprise Value

The Enterprise Value of the Companies was calculated by adding the:

•	Net present value as of December 31, 2005 of the unlevered free cash flows during the projection period, and

•	Net present value of the terminal value as of December 31, 2005, calculated using the perpetuity growth methodology applied to the normalized unlevered free cash flow of the last projection year

Equity Value

The Equity Value indications calculated for each Company were determined by subtracting the total value of the Net Debt from the illustrative Enterprise Value previously calculated. Net Debt as set forth in the audited balance sheets as of December 31, 2005, includes: (i) cash, currency hedges, loans and financing, (ii) contingencies, net of judicial deposits, and (iii) interest on capital and dividends already declared but not paid.

Equity Value per Share

The indications of Equity Value per Share for each one of the Companies were determined by dividing the Equity Value indications by the respective total number of shares outstanding in each Company, excluding treasury stock.

Valuation results

The Valuations present indications of the aggregate Equity Value of each of the Companies, not subject to value allocation between the different classes of shares. No adjustments were made as to the potential benefits that may arise from the transaction, such as synergies or tax gains.

The illustrative range of exchange ratios calculated for the Companies was determined by the consistent comparison of the Equity Value per Share calculated for each of the Companies.

10

4.	Telesp Valuation

Valuation assumptions

Scope of valuation

The valuation of Telesp took into consideration:

•	The consolidated cash flow projections for Telesp, including the results of its controlled companies: A. Telecom S.A., Santo Genovese Participações Ltda., Companhia AIX de Participações, Companhia ACT de Participações and Aliança Atlântica Holding B.V.

•	The market value of its direct and indirect participation in Portugal Telecom as of December 31, 2005, excluding the potential capital gains tax due in case of a sale (R$234 million)

•	Payables related to the sale of fractions of shares as a result of the grouping of shares process (R$99.9 millions) was added to the net debt as of December 31, 2005

WACC

•	WACC in nominal US$ between 11.5% and 12.5% per year (see Appendix A for detailed calculation)

Perpetuity growth rate

•	Perpetuity growth rate between -0.5% and -1.5% per year in real terms

11

4.	Telesp Valuation

Main operating indicators

Telephone density (per 100 inhabitants)

Net revenues per lines in service per month 1

Lines in service (millions)

Revenue breakdown

Note

[1]	In nominal R$

Source Telesp

12

4.	Telesp Valuation

Main financial projections

Net revenues (R$ billion)

EBITDA margin (%)

EBITDA (R$ billion)

Capex (R$ billion)

Source Telesp

13

4.	Telesp Valuation

Cash flow projections

Unlevered income statement

		2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Net Revenues	R$ m	14,891	15,405	15,913	16,470	17,080	17,719	18,288	18,780	19,210	19,594
Growth	%	3.4%	3.4%	3.3%	3.5%	3.7%	3.7%	3.2%	2.7%	2.3%	2.0%
Costs and expenses	R$ m	(8,067)	(8,242)	(8,650)	(9,127)	(9,467)	(9,824)	(10,142)	(10,417)	(10,659)	(10,875)
EBITDA	R$ m	6,825	7,163	7,263	7,344	7,613	7,895	8,146	8,363	8,551	8,719
Margin	%	45.8%	46.5%	45.6%	44.6%	44.6%	44.6%	44.5%	44.5%	44.5%	44.5%
Depreciation and Amortization	R$ m	(2,644)	(2,531)	(2,299)	(2,052)	(1,912)	(1,669)	(1,824)	(1,934)	(2,023)	(2,131)
EBIT	R$ m	4,181	4,632	4,964	5,292	5,700	6,226	6,323	6,429	6,528	6,588
Income / social contribution taxes	R$ m	(1,421)	(1,575)	(1,688)	(1,799)	(1,938)	(2,117)	(2,150)	(2,186)	(2,220)	(2,240)
Unlevered net income	R$ m	2,759	3,057	3,276	3,492	3,762	4,109	4,173	4,243	4,309	4,348

Unlevered free cash flows

		2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Unlevered net income	R$ m	2,759	3,057	3,276	3,492	3,762	4,109	4,173	4,243	4,309	4,348
Depreciation and Amortization	R$ m	2,644	2,531	2,299	2,052	1,912	1,669	1,824	1,934	2,023	2,131
Capex	R$ m	(1,749)	(1,921)	(1,830)	(1,894)	(1,936)	(1,979)	(2,012)	(2,034)	(2,049)	(2,057)
Changes in working capital	R$ m	(68)	(43)	(2)	4	(34)	(36)	(32)	(27)	(24)	(21)
Free cash flow	R$ m	3,586	3,624	3,743	3,654	3,705	3,764	3,953	4,115	4,259	4,401
Average exchange rate	R$/US$	2.26	2.38	2.48	2.59	2.65	2.72	2.77	2.81	2.86	2.91
Free cash flow	US $ m	1,587	1,523	1,509	1,411	1,398	1,383	1,428	1,463	1,489	1,514

Source Telesp and Brazilian Central Bank

14

4.	Telesp Valuation

Valuation summary and sensitivity analysis

Valuation summary (R$ million) ¹

Assumptions
WACC (nominal US$)	12.0%
Perpetuity growth in real terms	-1.0%

Net present value
Cash flows from 2006 to 2015	20,737
Perpetuity	12,050
Market value of shares in Portugal Telecom [4]	234

Enterprise Value	33,021
Consolidated net debt ²	3,750
Equity Value	29,271

Shares outstanding (thousands) ³	492,030
Value per Share (R$)	59.49

Equity Value (R$ million)

	Perpetuity growth rate in real terms
	-2.0%	-1.5%	-1.0%	-0.5%	0.0%
WACC
12.5%	26,796	27,305	27,864	28,479	29,160
12.0%	28,055	28,634	29,271	29,976	30,760
11.5%	29,432	30,093	30,823	31,635	32,543

Enterprise Value (R$ million)

	Perpetuity growth rate in real terms
	-2.0%	-1.5%	-1.0%	-0.5%	0.0%
WACC
12.5%	30,546	31,055	31,614	32,229	32,909
12.0%	31,805	32,384	33,021	33,726	34,510
11.5%	33,182	33,842	34,572	35,384	36,293

Equity Value per Share (R$)

	Perpetuity growth rate in real terms
	-2.0%	-1.5%	-1.0%	-0.5%	0.0%
WACC
12.5%	54.46	55.50	56.63	57.88	59.26
12.0%	57.02	58.20	59.49	60.92	62.52
11.5%	59.82	61.16	62.64	64.29	66.14

Notes

[1]	Using an exchange rate as of 12/31/05 of R$2.34/US$ to translate the Enterprise Value from US$ to R$

[2]	As of 12/31/05, including the amount to be paid for the purchase of fractions of shares as a result of the share grouping process

[3]	As of 12/31/05, excluding treasury stock

[4]	As of 12/31/05

15

5.	TDBH Valuation

Valuation assumptions

Scope of valuation

The valuation of TDBH took into consideration:

•	The consolidated cash flows projections for TDBH including its wholly-owned subsidiaries T Empresas and Katalyx Cataloguing do Brasil Ltda.

•	Present value of TDBH’s projected “parent company” expenses

•	Net present value of the tax benefits resulting from the goodwill amortization generated by the merger with Figueira Administração e Participações S.A. in 2001

•	T Empresas’ goodwill reserve was established in favor of the controlling shareholder (TDBH)

•	Net present value of tax benefits resulting from tax losses carried-forward

WACC

•	WACC in nominal US$ between 13.1% and 14.1% per year (see Appendix A for detailed calculation)

Perpetuity growth rate

•	Perpetuity growth rate between 2.0% and 3.0% per year in real terms

16

5.	TDBH Valuation

Main operating indicators

Number of ports (‘000s) 1

Revenue breakdown

Note

[1]	Decline in number of ports in 2006 as a result of the government of the State of São Paulo moving its network to Telesp

Source TDBH

17

5.	TDBH Valuation

Main financial projections

Net revenues (R$ billion)

EBITDA (R$ million)

EBITDA margin (%)

Capex (R$ million)

Source TDBH

18

5.	TDBH Valuation

Cash flow projections

Unlevered income statement ¹

		2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Net Revenues	R$ m	888	1,011	1,149	1,307	1,473	1,643	1,814	1,982	2,144	2,294
Growth	%	20.2%	13.8%	13.6%	13.8%	12.7%	11.5%	10.4%	9.3%	8.1%	7.0%
Costs and expenses	R$ m	(701)	(804)	(914)	(1,048)	(1,183)	(1,321)	(1,462)	(1,600)	(1,733)	(1,858)
EBITDA	R$ m	187	207	235	260	291	322	353	382	410	436
Margin	%	21.1%	20.4%	20.5%	19.9%	19.7%	19.6%	19.4%	19.3%	19.1%	19.0%
Depreciation and Amortization	R$ m	(113)	(116)	(118)	(123)	(140)	(146)	(159)	(171)	(182)	(191)
EBIT	R$ m	74	91	117	136	151	176	194	212	229	244
Income / social contribution taxes	R$ m	(25)	(31)	(40)	(46)	(51)	(60)	(66)	(72)	(78)	(83)
Unlevered net income	R$ m	49	60	77	90	100	116	128	140	151	161

Note

[1] Unlevered income statement for TEmpresas and its subsidiaries

Unlevered free cash flow

		2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Unlevered net income	R$ m	49	60	77	90	100	116	128	140	151	161
Other expenses ¹	R$ m	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(3)
Depreciation and Amortization	R$ m	113	116	118	123	140	146	159	171	182	191
Capex	R$ m	(108)	(119)	(132)	(145)	(158)	(171)	(182)	(192)	(200)	(206)
Changes in working capital	R$ m	6	3	3	5	4	4	4	4	4	4
Free cash flow	R$ m	59	58	64	71	83	93	106	120	134	148
Average exchange rate	R$/US$	2.26	2.38	2.48	2.59	2.65	2.72	2.77	2.81	2.86	2.91
Free cash flow	US$ m	26	24	26	27	31	34	38	43	47	51

Note

[1]	Including “Parent company” expenses in the unlevered free cash flow of TEmpresas and its subsidiaries to reflect the unlevered free cash flow of TDBH

Source TDBH and Brazilian Central Bank

19

5.	TDBH Valuation

Valuation summary and sensitivity analysis

Valuation summary (R$ million) ¹

Assumptions
WACC (nominal US$)	13.6%
Perpetuity growth in real terms	2.5%

Net present value
Cash flows from 2006 to 2015	419
Perpetuity	465
Tax benefit ²	117

Enterprise Value	1,001
Consolidated net debt ³	161
Equity Value	840

Shares Outstanding (millions) [4]	1,071,153
Value per Share (R$)	0.78

Equity Value (R$ million)

	Perpetuity growth rate in real terms
	1.5%	2.0%	2.5%	3.0%	3.5%
WACC
14.1%	738	760	786	814	846
13.6%	785	811	840	873	912
13.1%	837	867	902	941	986

Enterprise Value (R$ million)

	Perpetuity growth rate in real terms
	1.5%	2.0%	2.5%	3.0%	3.5%
WACC
14.1%	899	922	947	975	1,008
13.6%	946	972	1,001	1,035	1,073
13.1%	998	1,028	1,063	1,102	1,148

Equity Value per Share (R$/thousand shares)

	Perpetuity growth rate in real terms
	1.5%	2.0%	2.5%	3.0%	3.5%
WACC
14.1%	0.69	0.71	0.73	0.76	0.79
13.6%	0.73	0.76	0.78	0.82	0.85
13.1%	0.78	0.81	0.84	0.88	0.92

Notes

[1]	Using an exchange rate as of 12/31/05 of R$2.34/US$ to translate the Enterprise Value from US$ to R$

[2]	Net present value of tax benefits from tax losses carried-forward and goodwill amortization

[3]	As of 12/31/05

[4]	As of 12/31/05, excluding treasury stock

20

6.	Valuation Summary

Summary of valuation results

Calculation of equity value per share range – R$ million, except per share figures

	Telesp		TDBH
	Indicative value range		Indicative value range
Valuation
Enterprise Value	31,055	35,384	922	1,102
Net debt ¹	3,750	3,750	161	161

Equity Value	27,305	31,635	760	941

Shares outstanding [2]	492,030	492,030	1,071,153	1,071,153
Value per Share (R$) [3]	55.50	64.29	0.71	0.88
Implied exchange ratio
Number of shares of Telesp per thousand shares of TDBH			0.0128	0.0137

Notes

[1]	As of 12/31/05; Telesp includes the amount to be paid for the purchase of fractions of shares as a result of the share grouping process

[2]	In thousand shares for Telesp and millions of shares for TDBH

[3]	Value per share for Telesp and value per thousand shares for TDBH

Summary

•       Based on the methodology and assumptions previously presented on this report, the Equity Value estimated for Telesp ranges from R$27,305 million to R$31,635 million, implying an Equity Value per Share ranging from R$55.50 to R$64.29

•       Based on the methodology and assumptions previously presented on this report, the Equity Value estimated for TDBH ranges from R$760 million to R$941 million, implying an Equity Value per thousand shares from R$0.71 to R$0.88

•       The illustrative exchange ratios calculated for Telesp and TDBH ranges from 0.0128 to 0.0137 Telesp shares for each thousand shares of TDBH, based on the consistent comparison of the Equity Value per Share calculated for Telesp and TDBH

21

6.	Valuation Summary

Value per share and implied exchange ratios

Telesp – Equity Value per Share (R$)

		Perpetuity growth rate in real terms
		Minimum -1.5%	Medium -1.0%	Maximum -0.5%
	WACC
Maximum	12.5%	55.50	56.63	57.88
Medium	12.0%	58.20	59.49	60.92
Minimum	11.5%	61.16	62.64	64.29

TDBH – Equity Value per Share (R$/thousand shares)

		Perpetuity growth rate in real terms
		Minimum 2.0%	Medium 2.5%	Maximum 3.0%
	WACC
Maximum	14.1%	0.71	0.73	0.76
Medium	13.6%	0.76	0.78	0.82
Minimum	13.1%	0.81	0.84	0.88

Implied exchange ratios – Telesp shares per thousand shares of TDBH

	Perpetuity growth rate in real terms ¹
	Minimum	Medium	Maximum
WACC ²
Maximum	0.0128	0.0130	0.0131	Range of implied exchange ratios based on the consistent comparison of the illustrative equity values per share calculated for Telesp and TDBH
Medium	0.0130	0.0132	0.0134
Minimum	0.0132	0.0134	0.0137

Notes

1	Perpetuity growth rate for Telesp = -1.5% (minimum), -1.0% (medium) and -0.5% (maximum) Perpetuity growth rate for TDBH = 2.0% (minimum), 2.5% (medium) and 3.0% (maximum)

2	WACC for Telesp = 11.5% (minimum), 12.0% (medium) and 12.5% (maximum) WACC for TDBH = 13.1% (minimum), 13.6% (medium) and 14.1% (maximum)

22

A.	Other Valuation Assumptions

Macroeconomic assumptions

Main macroeconomic assumptions

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
GDP
Growth	3.5%	3.5%	3.7%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Inflation
Brazil (IGP-DI)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Brazil (IPC-A)	4.6%	4.5%	4.5%	4.4%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Brazil (IGP-M)	4.6%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
USA	2.8%	2.9%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
Exchange Rate
R$/US$ Year-end	2.30	2.42	2.52	2.65	2.70	2.74	2.79	2.84	2.88	2.93
R$/US$ Year average	2.26	2.38	2.48	2.59	2.65	2.72	2.77	2.81	2.86	2.91
Interest Rate
Selic (average)	15.6%	14.1%	12.9%	12.3%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%

Source Companies, Central Bank of Brazil and Economist Intelligence Unit

23

A.	Other Valuation Assumptions

WACC – Weighted Average Cost of Capital

Telesp

Cost of equity
Risk-free rate[1]	4.3%
Sovereign risk (Brazil) [2]	4.2%
Market risk premium[3]	6.0%
Beta [4]	1.03
Total	14.7%

Cost of Debt
Pre-tax cost of debt [5]	8.6%
Marginal tax rate	34.0%
Total (after taxes)	5.6%

Capitalization
Net debt / Total capitalization (target)	30.0%

WACC (nominal US$)	12.0%

TDBH

Cost of equity
Risk-free rate[1]	4.3%
Sovereign risk (Brazil) [2]	4.2%
Market risk premium[3]	6.0%
Beta [4]	1.33
Total	16.5%

Cost of Debt
Pre-tax cost of debt [5]	10.5%
Marginal tax rate	34.0%
Total (after taxes)	6.9%

Capitalization
Net debt / Total capitalization (target)	30.0%

WACC (nominal US$)	13.6%

Assumptions

[1]	Average yield of the 10-year US Treasury bond over the last 12 months

[2]	Average of the Brazilian sovereign risk premium, calculated as the difference between the yield of the Brazil Republic Global Bond 2027 and the 10-year US Treasury bond over the last 12 months, given that both bonds have a similar duration

[3]	Based on the average market risk premium calculated by independent research prepared by Ibbotson and the London Business School jointly with ABN Amro

[4]	Based on the median of unlevered betas of companies in the same sector as each of the Companies, re-levered using the target capital structure of each of the Companies

[5]	Current debt raising cost of each of the Companies (Source: Companies)

24

B.	Glossary

•	Beta – Coefficient that measures an asset’s non-diversifiable risk. It is the sensitivity of a stock’s returns to the returns on a stock market index.

•	CAPEX – Capital Expenditures

•	EBIT – Earnings Before Interest and Taxes

•	EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization

•	ON – Voting Shares

•	PN – Non-voting Shares

•	WACC - Weighted Average Cost of Capital

25

ANNEX IV

OPINION OF THE APPRAISAL OF THE NET EQUITY AT MARKET PRICES OF

TDBH

19

Telefônica Data Brasil Holding S.A.

Appraisal of shareholders’ equity at

market value

KPMG Corporate Finance Ltda.

March 2006

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3067-3000
R. Dr. Renato Paes de Barros, 33	Fax National	55 (11) 3067-3066
04530-904 - São Paulo, SP - Brasil	International	55 (11) 3079-2916
Caixa Postal 2467	Internet	www.kpmg.com.br
01060-970 - São Paulo, SP - Brasil

Confidential

To the Board of Directors of

Telefônica Data Brasil Holding S.A.

São Paulo - SP

March 6, 2006

Dear sirs:

Telefônica Data Brasil Holding S.A. Appraisal Report

Under the terms of our contract for the provision of KPMG’s professional services dated November 22, 2005, we have appraised the shareholders’ equity of Telefônica Data Brasil Holding S.A. at market value, including its subsidiaries, according to the attached report.

We consider that the delivery of this report totally completes the services that were the object of our contract.

We remain grateful for the opportunity of being of service to you in this matter and are available for any further information you may require.

Yours faithfully,

Luis Augusto Motta	Luiz Renato G. Pereira
Director	Senior Manager

KPMG Corporate Finance Ltda. é uma sociedade brasileira, simples, de responsabilidade limitada, membro da KPMG International, uma cooperativa suíça.	KPMG Corporate Finance Ltda. is a Brazilian limited liability company, member firm of KPMG International, a Swiss cooperative.

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Abbreviations

TDBH or Company	Telefônica Data Brasil Holding S.A.

T Empresas	Telefônica Empresas S.A.

Katalyx	Katalyx Cataloguing do Brasil Ltda.

TDBH and its subsidiary companies	Collectively TDBH, T Empresas and Katalyx

Bacen	Central Bank of Brazil

FGV	Getúlio Vargas Institute

BM&F	Brazilian Mercantile and Futures Exchange

CDI	Interbank Certificate of Deposit

Selic	Special settlement and custody system

ICMS	Tax levied on the Circulation of Goods and Services

Consult	Consult Consultoria Engenharia e Avaliações S/C Ltda.

Century	Century Business Consultants S/C Ltda.

1

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

1	Introduction

1.1	Telecomunicações de São Paulo S.A. - Telesp and Telefônica Data Brasil Holding S.A. are Brazilian companies which belong to the Spanish group Telefonica, one of the ten largest global telecommunications conglomerates, with sales of USD 37.6 billion in 2004, 121 million customers in over 40 countries and a communications market leader in South American countries.

1.2	Telefônica is the largest non-financial business conglomerate in Brazil, where it recorded revenue of R$28 billion in 2004, operating in the fixed telephony, wireless telephony, Internet and call centre sectors.

1.3	Telefônica is currently analyzing a potential corporate restructuring involving Telecomunicações de São Paulo S.A. - Telesp and Telefônica Data Brasil Holding S.A.

1.4	Under this restructuring, in respect of the migration of the minority shareholders to this new structure, KPMG Corporate Finance was engaged to appraise the assets at market value of Telesp, TDBH, and its respective subsidiary companies, in order to comply with, when applicable, the provisions established by article 264 of Law 6404, dated December 15, 1976, as amended by Law 9457, dated May 05, 1997.

2

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

2	Objective

2.1	According to the terms of our contract for the provision of professional services dated November 22, 2005, we carried out the independent appraisal at market value of the assets of TDBH (controlling shareholder), with the purpose of complying with, when applicable, the provisions established by article 264 of Law 6404, dated December 15, 1976, as amended by Law 9457, dated May 05, 1997.

3

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

3	Sources of information

3.1	We initially used information from the audited financial statements of TDBH and its subsidiaries, on the base date as of December 31, 2005.

3.2	The appraisal also was based on interviews with the Management of TDBH and its subsidiaries, management data, and written or verbal additional information, interim balance sheets, income projections drawn up by the Management, quotes from futures contracts traded on the BM&F1 and projections of economic indicators disclosed by BACEN[2] on its website.

3.3	We stress that this appraisal is not an audit of the financial statements utilized, nor of any other data contained herein and must not therefore be construed as such.

3.4	We are also unable to guarantee, as are the Administrators of TDBH, that the future income will actually be achieved as projected, because the projected events may well not occur due to a range of external economic and operating factors, therefore resulting in material variations.

[1]	BM&F site (Brazilian Mercantile & Futures Exchange), www.bmf.com.br.

[2]	BACEN site (Central Bank of Brazil), www.bacen.gov.br.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

4	Subsequent events

4.1	This appraisal does not reflect any events taking place after it has been issued. Any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2	KPMG Corporate Finance is not aware of any event occurring on or before the date this report is issued that may substantially change the results of this appraisal.

4.3	KPMG Corporate Finance was not hired to update this report after its date of issue.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

5	Methodology and Scope

5.1	The methodology of adjusted shareholder’s equity at market value was applied to calculate the market value of shareholders’ equity of TDBH, considering, the assets and liabilities recorded in its financial statements dated December 31, 2005.

5.2	The application of this methodology begins with the book value of the accounted assets and liabilities, some of which require adjustments to reflect their probable realization values.

5.3	The methodology and scope of this appraisal intended to value an ongoing corporation. Thus, some costs arising from expenses normally incurred during the realization of assets or the payment of liabilities (brokerages, commissions, among others), as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our calculations. However, a number of assets were considered which would not usually be recoverable in the event of liquidation of companies.

5.4	In short, the following procedures were adopted to apply this methodology:

•	Reading and analysis of the partial balance sheets of TDBH and its subsidiaries: Telefônica Empresas S.A. and Katalyx Cataloguing do Brasil Ltda.

•	Analysis of the assets and liabilities accounts recorded in the balance sheet of TDBH and its subsidiaries, to identify the items susceptible to adjustments, as well as the calculation of their probable market values.

•	Adjustment of the fixed assets and certain items from the spare parts and replacement materials inventory of TDBH and its subsidiaries by their respective market values based on the appraisals prepared by the companies Consult and Century specializing in the appraisal of such assets, dated January 24, 2006.

•	Application of the equivalent net worth method on the shareholder’s equities at market value of the companies controlled by TDBH for calculating the value of investments in controlled companies.

•	Calculation of the tax effects (income tax and social contribution) on the increased and reduced values resulting from this appraisal.

•	Calculation of the market value of the shareholders’ equity of TDBH and its subsidiaries (see the Appendix).

5.5	The procedures applied to adjust the assets subject to appraisal at market values are described in Chapter 6 of this report.

5.6	It should be noted that our appraisal did not entail the identification and appraisal of the intangible assets that were not recorded in the financial statements, nor the identification and quantification of any liabilities not recorded or unveiled by the Management.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

6	Parameters adopted for the adjustment of assets subject to appraisal at market value

6.1	To calculate the market value of the assets and liabilities of TDBH and its subsidiaries identified as susceptible to relevant adjustments, and to ensure they are reflected at their respective realization values, the following criteria were replied:

Service accounts receivable

6.2	Adjustment criteria: Discount at the present value according to the respective realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.3	Value of the adjustment: Decrease of R$4,662 thousand (four million, six hundred and sixty-two thousand Reais) to the item “Accounts receivable” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Deferred taxes and taxes recoverable

ICMS recoverable over purchases of property plant and equipment

6.4	Adjustment criteria: The ICMS recoverable on purchases of property, plant and equipment of T Empresas was discounted at the present value according to the respective realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.5	Value of the adjustment: Decrease of R$256 thousand (two hundred and fifty-six thousand Reais) to the item “short-term ICMS recoverable” and R$2,205 thousand (two million, two hundred and five thousand Reais) to the item “long-term ICMS recoverable” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Income tax on losses and Social contribution on the negative base

6.6	Adjustment criteria: Discount at the present value based on future CDI projections, prepared according to quotations from the BM&F, in accordance with the realization schedule, limited to 30% of the annual projected profit.

6.7	Value of the adjustment: Decrease of R$17,836 thousand (seventeen million, eight hundred and thirty-six thousand Reais) to the item “Long-term differed taxes recoverable” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Investments

Interests in Controlled Companies

6.8	Adjustment criteria: The book value balances stated in the balance sheet of the companies controlled by TDBH were adjusted to market value using the same criteria adopted for TDBH. The recorded value of TDBH’s interests in these companies was then adjusted based on the equivalent net worth method, taking as bases the shareholder’s equity at market value of its controlled companies.

6.9	Value of the adjustments: Increase of R$28,003 thousand (twenty-eight million and three thousand Reais) to the item “Investments” referring to the investment by TDBH in T Empresas.

Other investments

6.10	Adjustment criteria: The premiums recorded in the investment accounts maintained at TDBH and at TDBH were considered to be zero.

6.11 Value of the adjustments:

•	Decrease of R$284,660 thousand (two hundred and eighty-four million six hundred and sixty thousand Reais) referring to the net premium recorded in the item “Investments” of TDBH.

•	Decrease of R$945 thousand (nine hundred and forty-five thousand Reais) referring to the net premium recorded in the item “Investments” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Property, plant and equipment

6.12	Adjustment criteria: Appraised at market value as of December 31, 2005, based on the expert appraisal reports produced by Century and Consult.

6.13	Value of the adjustments: Increase of R$147,559 thousand (one hundred and forty-seven million five hundred and fifty-nine thousand Reais) to the item “Property, plant and equipment” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Deferred assets

Deferred expenses

6.14	Adjustment criteria: The market value of deferred expenses was considered to be zero, because of the low chance of realization through sales to third parties.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

6.15	Value of the adjustments: Decrease of R$24 thousand (twenty-four thousand Reais) to the item “Deferred assets” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Fiscal credit on the premium

6.16	Introduction: In June 2001, TDBH raised the share capital of Figueira Administração e Participações S.A., corresponding to 50% of its capital. In July 2001, Figueira Administração e Participações S.A. underwent a partial spin-off, involving the transfer of operating assets and investments to the wholly-owned subsidiary Spanish Participações S.A. This operation generated a premium, whose net amortization balance as of December 31, 2005 stood at R$431,304 thousand (four hundred and thirty-one million three hundred and four thousand Reais). The incorporated premium was recorded as a corresponding entry against the deferred assets and special premium reserve in the incorporation of shareholders’ equity of the companies subject to the restructure, where the special premium reserve in T Empresas was established in favor of the controlling shareholder in terms of the future tax benefit to be obtained. The individual balance sheet of T Empresas states the resulting tax credit at R$145,681 thousand (one hundred and forty-five million six hundred and eighty-one thousand Reais) as of December 31, 2005.

6.17	Adjustment criteria: Discount at the present value based on future CDI projections, prepared according to quotations from the BM&F, in accordance with the business plan drawn up by the Management of T Empresas and the realization schedule detailed in the quarterly information report of TDBH issued in September 2005.

6.18	Value of the adjustments: Decrease of R$52,773 thousand (fifty-two million seven hundred and seventy-three thousand Reais) to the item “Deferred assets” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Trade Payables

6.19	Adjustment criteria: Discount at the present value according to the respective realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.20	Value of the adjustment: Decrease of R$482 thousand (four hundred and eighty-two thousand Reais) to the item “Trade payables” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Loans and financing

6.21	Adjustment criteria: Projection of the flows of payments from these financial transactions according to their respective rates, indexes and other contractual conditions and discount from them at the present value based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

6.22	Value of the adjustment: Increase of R$171 thousand (one hundred and seventy-one thousand Reais) to the item “Loans and financing” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Losses in derivative operations

6.23	Adjustment criteria: Projection of the income from these financial transactions according to their respective rates, indexes and other contractual conditions and discount from them at the present value based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.24	Value of the adjustment: Increase of R$376 thousand (three hundred and seventy-six thousand Reais) to the item “Losses in derivative operations” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Taxes and contributions

6.25	Adjustment criteria: Discount at the present value according to the respective payment terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.26	Value of the adjustments: Decrease of R$69 thousand (sixty-nine thousand Reais) to the item “Taxes and contributions” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

Taxes payable/recoverable on increased amounts

6.27	Considerable that part of the adjustments made to the shareholders’ equity of TDBH and its subsidiaries would result in a taxable gain, the deduction of the respective Income Tax and Social Contribution should be considered to be a negative adjustment factor in the shareholders’ equity of these companies, as when the assets and liabilities appraised are realized, the gain ascertained as a result of the adjustments shall result in an additional tax debt to those already calculated by these companies.

6.28	Adjustments were accordingly detected which individually entail an expense, in addition to others which entail revenue, classifying them as either operating or nonoperating (considering the definition of nonoperating income established by Law 9249/95).

6.29	Based only on the adjustments which involve a deductible expense and/or taxable revenue, a taxable gain was ascertained, the tax effect was calculated deriving from the above adjustments in the item “Taxes recoverable on increased amounts” or “Taxes payable on increased amounts”.

6.30	Value of the adjustments: Increase of R$40,861 thousand (forty million eight hundred and sixty-one thousand Reais) to the item “Taxes payable on increased amounts” of T Empresas, reflected in the calculation of the item “Equity in net income of subsidiaries” of TDBH.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Remaining Goods, Rights and Obligations not Appraisable at Market Prices

6.31	These are items that by their nature, are already defined by their probable realization values. These items were appraised based on their book value in accordance with the accounting practices established by the Corporate Legislation in the countries where they are located.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

7	Conclusion

7.1	Based on the objective and scope of this appraisal, the market value of TDBH’s shareholder’ equity as of December 31, 2005 is R$340,507 thousand (three hundred and forty million five hundred and seven thousand Reais).

7.2	The market values of the comprising the fixed assets and inventory of TDBH and its subsidiary companies were not subjected to appraisal by KPMG Corporate Finance. We limited our task to compiling the amounts reported in the Expert Appraisal issued by Consult and Century on January 24, 2006.

7.3	A complete understanding of the conclusion of this report can only be obtained if it and its appendices are read in their entirety. No conclusions should therefore be drawn from an incomplete reading hereof.

7.4	KPMG Corporate Finance duly declares that it does not have any direct or indirect interests in TDBH and its subsidiary companies, or in the operation for which this appraisal concerns.

7.5	It further declares that it did not suffer any type of limitation when carrying out this appraisal from the controllers and the managers of companies concerned.

7.6	KPMG Corporate Finance was not hired to update this report after its date of issue.

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Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Appendix

Calculation of the market value of the

shareholders’ equity of TDBH and its subsidiaries

as of December 31, 2005

13

Telefônica Data Brasil Holding S.A. Appraisal of shareholders’ equity at market value

Adjustments made to the shareholders’ equity of TDBH (in Reais)

Shareholders’ equity recorded on the base date	597,165
Adjustments to assets	(256,658)

Investments	(256,658)
Shareholders’ equity at market value on the base date	340,507

Adjustments made to the shareholders’ equity of T Empresas (in Reais)

Shareholders’ equity recorded on the base date	304,234
Adjustments to assets	68,859

Service accounts receivable	(4,662)
Deferred taxes and taxes recoverable - Short term	(256)
Deferred taxes and taxes recoverable - Long term	(20,041)
Investments	(945)
Property, plant and equipment	147,559
Deferred assets	(52,797)
Adjustments to liabilities	(40,856)

Taxes and contributions	(69)
Loans and financing	171
Materials and services trade payables	(482)
Losses in derivative operations	376
Tax payable on increased amounts	40,861
Shareholders’ equity adjusted to market value	332,237

Adjustments made to the shareholders’ equity of Katalyx (in Reais)
Shareholders’ equity recorded on the base date	(63)
Total adjustments	0
Shareholders’ equity adjusted to market value	(63)

14

ANNEX V

OPINION OF THE APPRAISAL OF THE NET EQUITY AT MARKET PRICES OF

TELESP

20

Telecomunicações de São Paulo S.A. - Telesp

Appraisal of shareholders’ equity at

market value

KPMG Corporate Finance Ltda.

March 2006

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3067-3000
R. Dr. Renato Paes de Barros, 33	Fax National	55 (11) 3067-3066
04530-904 - São Paulo, SP - Brasil	International	55 (11) 3079-2916
Caixa Postal 2467	Internet	www.kpmg.com.br
01060-970 - São Paulo, SP - Brasil

To the Board of Directors of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP

March 6, 2006

Dear sirs:

Telecomunicações de São Paulo S.A. - Telesp Appraisal Report

Under the terms of our contract for the provision of KPMG’s professional services dated November 22, 2005, we have appraised the shareholders’ equity of Telecomunicações de São Paulo S.A. - Telesp at market value, including its subsidiaries, according to the attached report

We consider that the delivery of this report totally completes the services that were the object of our contract.

We remain grateful for the opportunity of being of service to you in this matter and are available for any further information you may require.

Yours faithfully,

Luis Augusto Motta	Luiz Renato G. Pereira
Director	Senior Manager

KPMG Corporate Finance Ltda. é uma sociedade brasileira, simples, de responsabilidade limitada, membro da KPMG	KPMG Corporate Finance Ltda. is a Brazilian limited liability company,
International, uma cooperativa suíça.	member firm of KPMG International, a Swiss cooperative.

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Contents

Abbreviations		1

1	Introduction	2

2	Objective	3

3	Sources of information	4

4	Subsequent events	5

5	Methodology and Scope	6

6	Parameters adopted for the adjustment of assets subject to appraisal at market value	7

7	Conclusion	15

Appendices

1	Calculation of the market value of the shareholder’s equity of Telecomunicações de São Paulo S.A. - Telesp and its subsidiaries as of December 31, 2005	16

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Abbreviations

Telesp or Company	Telecomunicações de São Paulo S.A. - Telesp

TDBH	Telefônica Data Brasil Holding S.A.

Aliança	Aliança Atlântica Holding B.V.

A Telecom	A Telecom S.A.

Companhia AIX	Companhia AIX de Participações

Companhia ACT	Companhia ACT de Participações

Santo Genovese	Santo Genovese Participações Ltda.

Atrium	Atrium Telecomunicações Ltda.

Telesp and its subsidiary companies	Collectively Telesp, Aliança, A Telecom, Companhia AIX, Companhia ACT, Santo Genovese and Atrium.

Bacen	Central Bank of Brazil

FGV	Getúlio Vargas Institute

CDI	Interbank Certificate of Deposit

BM&F	Brazilian Mercantile and Futures Exchange

Selic	Special settlement and custody system

ICMS	Tax levied on the Circulation of Goods and Services

Consult	Consult Consultoria Engenharia e Avaliações S/C Ltda.

Century	Century Business Consultants S/C Ltda.

1

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

1	Introduction

1.1	Telecomunicações de São Paulo S.A. - Telesp and Telefônica Data Brasil Holding S.A. are Brazilian companies which belong to the Spanish group Telefonica, one of the ten largest global telecommunications conglomerates, with sales of USD 37.6 billion in 2004, 121 million customers in over 40 countries and a communications market leader in South American countries.

1.2	Telefonica is the largest non-financial business conglomerate in Brazil, where it recorded revenue of R$28 billion in 2004, operating in the fixed telephony, wireless telephony, Internet and call centre sectors.

1.3	Telefonica is currently analyzing a potential corporate restructuring involving Telecomunicações de São Paulo S.A. - Telesp and Telefônica Data Brasil Holding S.A.

1.4	Under this restructuring, in respect of the migration of the minority shareholders to this new structure, KPMG Corporate Finance was engaged to appraise the assets at market value of Telesp, TDBH, and its respective subsidiary companies, in order to comply with, when applicable, the provisions established by article 264 of Law 6404, dated December 15, 1976, as amended by Law 9457, dated May 05, 1997.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

2	Objective

2.1	According to the terms of our contract for the provision of professional services dated November 22, 2005, we carried out the independent appraisal at market value of the assets of Telesp (controlling shareholder), with the purpose of complying with, when applicable, the provisions established by article 264 of Law 6404, dated December 15, 1976, as amended by Law 9457, dated May 05, 1997.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

3	Sources of information

3.1	We initially used information from the audited financial statements of Telesp and its subsidiaries, on the base date as of December 31, 2005.

3.2	The appraisal also was based on interviews with the Management of Telesp and its subsidiaries, management data, and written or verbal additional information, interim balance sheets, income projections drawn up by the Management, quotes from futures contracts traded on the BM&F1 and projections of economic indicators disclosed by BACEN[2] on its website.

3.3	We stress that this appraisal is not an audit of the financial statements utilized, nor of any other data contained herein and must not therefore be construed as such

3.4	We are also unable to guarantee, as are the Administrators of Telesp, that the future income will actually be achieved as projected, because the projected events may well not occur due to a range of external economic and operating factors, therefore resulting in material variations.

[1]	BM&F site (Brazilian Mercantile & Futures Exchange), www.bmf.com.br.

[2]	BACEN site (Central Bank of Brazil), www.bacen.gov.br.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

4	Subsequent events

4.1	This appraisal does not reflect any events taking place after it has been issued. Any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2	In February 2006 A Telecom is going to take over Santo Genovese and Atrium. We did not detect relevant effects from these takeovers on the consolidated shareholders’ equity of these three companies.

4.3	KPMG Corporate Finance is not aware of any event occurring on or before the date this report is issued that may substantially change the results of this appraisal.

4.4	KPMG Corporate Finance was not hired to update this report after its date of issue.

5

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

5	Methodology and Scope

5.1	The methodology of adjusted shareholder’s equity at market value was applied to calculate the market value of shareholders’ equity of Telesp, considering, the assets and liabilities recorded in its financial statements dated December 31, 2005.

5.2	The application of this methodology begins with the book value of the accounted assets and liabilities, some of which require adjustments to reflect their probable realization values.

5.3	The methodology and scope of this appraisal intended to value an ongoing corporation. Thus, some costs arising from expenses normally incurred during the realization of assets or the payment of liabilities (brokerages, commissions, among others), as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our calculations. However, a number of assets were considered which would not usually be recoverable in the event of liquidation of companies.

5.4	In short, the following procedures were adopted to apply this methodology:

•	Reading and analysis of the partial balance sheets of Telesp and its subsidiaries: A Telecom, Aliança, Companhia AIX, Companhia ACT, Santo Genovese and Atrium;

•	Analysis of the assets and liabilities accounts recorded in the balance sheet of Telesp and its subsidiaries, to identify the items susceptible to adjustments, as well as the calculation of their probable market values;

•	Adjustment of the fixed assets and certain items from the spare parts and replacement materials inventory of Telesp and its subsidiaries by their respective market values based on the appraisals prepared by the companies Consult and Century, dated January 24, 2006;

•	Application of the equivalent net worth method on the shareholder’s equities at market value of the companies controlled by Telesp for calculating the value of investments in controlled companies;

•	Calculation of the tax effects (income tax and social contribution) on the increased and decreased values resulting from this appraisal; and

•	Calculation of the market value of the shareholders’ equity of Telesp and its subsidiaries (Appendix).

5.5	The procedures applied to adjust the assets subject to appraisal at market values are described in Chapter 6 of this report.

5.6	It should be noted that our appraisal did not entail the identification and appraisal of the Company’s intangible assets that were not recorded in the financial statements, nor the identification and quantification of any liabilities not recorded or unveiled by the Company’s Management.

6

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

6	Parameters adopted for the adjustment of assets subject to appraisal at market value

6.1	To calculate the market value of the assets and liabilities of Telesp and its subsidiaries identified as susceptible to relevant adjustments, and to ensure they are reflected at their respective realization values, the following criteria were replied:

Trade accounts receivable

6.2	Adjustment criteria: Discount at the present value according to the respective realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.3	Value of the adjustments:

•	Decrease of R$29,834 thousand (twenty-nine million eight hundred and thirty-four thousand Reais) to the item “Trade accounts receivable” of Telesp

•	Decrease of R$3,481 thousand (three million four hundred and eighty-one thousand Reais) to the item “Trade accounts receivable” of A Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp, and

•	Decrease of R$472 thousand (four hundred and seventy-two thousand Reais) to the item “Trade accounts receivable” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Deferred taxes recoverable

ICMS recoverable over purchases of property plant and equipment

6.4	Adjustment criteria: Discount at the present value according to the recovery timetable, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.5	Adjustment amount: Decrease of R$231 thousand (two hundred and thirty-one thousand Reais) to the item “short-term ICMS recoverable” and R$25,161 thousand (twenty-five million one hundred and sixty-one thousand Reais) to the item “long-term ICMS recoverable” of Telesp.

ICMS recoverable on amounts contested by customers and reverted

6.6	Adjustment criteria: The market value of the ICMS recoverable on amounts contested by customers and reverted was considered to be zero, due to its low possibility of realization.

6.7	Value of the adjustment: Decrease of R$38,225 thousand (thirty-eight million two hundred and twenty-five thousand Reais) in the item “Deferred taxes recoverable” of Telesp.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Other current assets

Sale of assets in installments

6.8	Adjustment criteria: Discount at the present value according to the respective realization terms of amounts paid in installments for the sale of assets, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.9	Value of the adjustment: Decrease of R$1,087 thousand (one million eighty-seven thousand Reais) to the item “sale of assets in installments” of Telesp.

Prepaid expenses

6.10	Adjustment criteria: The market value of the prepaid expenses, concerning expenses to place debentures and the inventory of mandatory telephone directories, was considered to be zero.

6.11	Value of the adjustment: Decrease of R$2,629 thousand (two million six hundred and twenty-nine thousand Reais) to the item “prepaid expenses” of Telesp.

Long-term amounts recoverable

Income tax losses and negative social contribution base

6.12	Adjustment criteria: Discount at the present value according to the projected income in the business plan of A Telecom, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.13	Value of the adjustment: Decrease of R$8,307 thousand (eight million three hundred and seven thousand Reais) to the item long-term amounts recoverable of A Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Long-term rights receivable - Barramar

6.14	Introduction: This entails credits held by Companhia AIX against Barramar S.A., net of the provision for losses. These credits are related to the right to use the underground networks of ducts for optical fibers and were accounted for based on the independent appraisal of Companhia AIX dated December 30, 2004, performed by the company Avaliar - Avaliações e Assessoria S/C Ltda. This appraisal, which yielded a value of R$153,048 thousand (one hundred and fifty-three million forty-eight thousand Reais), considers the present value discount of discounted cash flows deriving from Companhia AIX. This calculation considers items such as the company’s networking capital, its net indebtedness and other assets and liabilities.

6.15	Therefore note that the recorded amount considers other amounts already recorded in the assets and liabilities of Companhia AIX, such as working capital, indebtedness and property plant and equipment, so that these would be doubly reflected in the company’s shareholders’ equity, if the original value of this appraisal were maintained.

8

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio liquido a valor de mercado

6.16	Adjustment criteria: The book amount was adjusted disregarding the next financial indebtedness, networking capital, and property plant and equipment of Companhia AIX as of the appraisal base date, in addition to the respective fiscal effects from these adjustments on the discounted cash flow, as per the data described in the appraisal report produced by Avaliar - Avaliações e Assessoria S/C Ltda.

6.17	Value of the adjustment: Increase of R$11,723 thousand (eleven million seven hundred and twenty-three thousand Reais) to the item “long-term rights recoverable” of Companhia AIX, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Long-term shareholders’ credits

6.18	Introduction: Premium in the purchase of the customer portfolio from the company Global Osi, acquired in May 2002.

6.19	Adjustment criteria: The market value of the item “Long-term shareholders’ credits” was considered to be zero.

6.20	Value of the adjustment: Decrease of R$9 thousand (nine thousand Reais) to the item long-term shareholders’ credit of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Investments

Interests in Controlled Companies

6.21	Adjustment criteria: The book value balances stated in the balance sheet of the companies controlled by Telesp were adjusted to market value using the same criteria adopted for Telesp. The recorded value of Telesp’s interests in these companies was then adjusted based on the equivalent net worth method, taking as bases the shareholder’s equity at market value of its controlled companies.

6.22	Value of the adjustments:

•	Increase of R$2,973 thousand (two million nine hundred and seventy-three thousand Reais) to the item “Investments” of Telesp, referring to investments in the subsidiaries A Telecom, Aliança, Companhia AIX, Companhia ACT and Santo Genovese, and

•	Increase of R$4,943 thousand (four million nine hundred and forty-three thousand Reais) to the item “Investments” of Santo Genovese, referring to the investment in Atrium, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Premium and discount

6.23	Adjustment criteria: The premiums and discounts recorded in the investment accounts maintained at Telesp were considered to be zero

9

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio liquido a valor de mercado

6.24	Value of the adjustments:

•	Decrease of R$107,838 thousand (one hundred and seven million eight hundred and thirty-eight thousand Reais) referring to the net premium deriving from the acquisition of Santo Genovese, recorded in the item “Investments” of Telesp, and

•	Increase of R$17,470 thousand (seventeen million four hundred and seventy thousand Reais) referring to the net premium deriving from the acquisition of Companhia AIX, recorded in the item “Investments” of Telesp

Other investments

6.25	Introduction: This refers to investments in listed companies, traded on the stock market.

6.26	Adjustment criteria: Market value of the shares traded on the stock market as of the appraisal base date, December 31, 2005.

6.27  Value of the adjustments:

•	Increase of R$114,001 thousand (one hundred and fourteen million one thousand Reais) to the item “Investments” of Telesp, including the interest in Portugal Telecom, and

•	Increase of R$8,797 thousand (eight million seven hundred and ninety-seven thousand Reais) to the item “Investments” of Aliança, referring to the investment in Portugal Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Property, plant and equipment

6.28	Adjustment criteria: Appraised at market value as of December 31, 2005, based on the expert appraisal reports produced by Century and Consult.

6.29	Value of the adjustments:

•	Increase of R$5,564,703 thousand (five billion five hundred and sixty-four million seven hundred and three thousand Reais) to the item “Property, plant and equipment” of Telesp

•	Increase of R$6,957 thousand (six million nine hundred and fifty-seven thousand Reais) to the item “Property, plant and equipment” of A Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp

•	Increase of R$2,056 thousand (two million fifty-six thousand Reais) to the item “Property, plant and equipment” of Companhia AIX, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp, and

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio liquido a valor de mercado

•	Increase of R$7,802 thousand (seven million eight hundred and two thousand Reais) to the item “Property, plant and equipment” of Atrium, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Deferred assets

6.30	Introduction: The deferred assets recorded in the financial statements of Telesp, Companhia AIX and Companhia ACT are comprised of deferred expenses.

6.31	Adjustment criteria: The market value of the preoperating expenses was considered to be zero, because of the low chance of realization through sales to third parties.

6.32	Value of the adjustments:

•	Decrease of R$65,595 thousand (sixty-five million five hundred and ninety-five thousand Reais) to the item “Deferred assets” of Telesp

•	Decrease of R$25,921 thousand (twenty-five million nine hundred and twenty-one thousand Reais) to the item “Deferred assets” of Companhia AIX, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp, and

•	Decrease of R$51 thousand (fifty-one thousand Reais) to the item “Deferred assets” of Companhia ACT, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Trade Payables

6.33	Adjustment criteria: Discount at the present value according to the realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.34	Value of the adjustments:

•	Decrease of R$8,556 thousand (eight million five hundred and fifty-six thousand Reais) to the item “Trade payables” of Telesp.

•	Decrease of R$346 thousand (three hundred and forty-six thousand Reais) to the item “Trade payables - materials and services” of A Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp, and

•	Decrease of R$101 thousand (one hundred and one thousand Reais) to the item “Trade payables - accounts payable” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Loans and financing

6.35	Adjustment criteria: Projection of the flows of payments from these financial transactions according to their respective rates, indexes and other contractual conditions and discount from them at the present value based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.36	Value of the adjustments:

•	Increase of R$6,617 thousand (six million six hundred and seventeen thousand Reais) to the item “Loans and Financing” of Telesp, and

•	Decrease of R$24 thousand (twenty-four thousand Reais) to the item “Loans and Financing” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Losses in swap transactions

6.37	Adjustment criteria: Projection of the income from these financial transactions according to their respective rates, indexes and other contractual conditions and discount from them at the present value based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.38	Value of the adjustment: Decrease of R$69,574 thousand (sixty-nine million five hundred and seventy-four thousand Reais) to the item “Losses in swap transactions” of Telesp.

Tax obligations

6.39	Adjustment criteria: Discount at the present value according to the realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.40	Value of the adjustment: Decrease of R$21 thousand (twenty-one thousand Reais) to the item “Tax obligations” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Labor obligations

6.41	Introduction: Part of the amount comprising this item refers to employee bonuses to be paid in February 2006.

6.42	Adjustment criteria: Discount at the present value according to the realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.43	Value of the adjustment: Decrease of R$23 thousand (twenty-three thousand Reais) to the item “Labor obligations” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Other accounts payable

6.44	Adjustment criteria: Discount at the present value according to the realization terms, based on future CDI projections, prepared according to quotations from the BM&F (Source: BM&F).

6.45	Value of the adjustment: Decrease of R$60 thousand (sixty thousand Reais) to the item “Other accounts payable” of A Telecom, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Taxes payable/recoverable on increased amounts

6.46	Considerable that part of the adjustments made to the shareholders’ equity of TELESP and its subsidiaries would result in a taxable gain, the deduction of the respective Income Tax and Social Contribution should be considered to be a negative adjustment factor in the shareholders’ equity of these companies, as when the assets and liabilities appraised are realized, the gain ascertained as a result of the adjustments shall result in an additional tax debt to those already calculated by these companies.

6.47	Adjustments were accordingly detected which individually entail an expense, in addition to others which entail revenue, classifying them as either operating or nonoperating (considering the definition of nonoperating income established by Law 9.249/95).

6.48	Based only on the adjustments which involve a deductible expense and/or taxable revenue, a taxable gain was ascertained, the tax effect was calculated deriving from the above adjustments in the item “Taxes recoverable on increased amounts” or “Taxes payable on increased amounts”.

6.49	Value of the adjustments:

•	Increase of R$1,899,735 thousand (one billion, eight hundred and ninety-nine million, seven hundred and thirty-five thousand) to the item “Taxes payable on increased amounts” of Telesp

•	Increase of R$1,320 thousand (one million three hundred and twenty thousand Reais) to the item “Taxes payable on increased amounts” of A Telecom, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp

•	Increase of R$2,991 thousand (two million nine hundred and ninety-one thousand Reais) to the item “Taxes payable on increased amounts” of Aliança, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp

•	Increase of R$8,114 thousand (eight million one hundred and fourteen thousand Reais) to the item “Taxes recoverable on increased amounts” of Companhia AIX, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp

•	Increase of R$17 thousand (seventeen thousand Reais) to the item “Taxes payable on increased amounts” of Companhia ACT, reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

•	Increase of R$2,546 thousand (two million five hundred and forty-six thousand Reais) to the item “Taxes payable on increased amounts” of Atrium, indirectly reflected in the calculation of the item “Equity in net income of subsidiaries” of Telesp.

Remaining Goods, Rights and Obligations not Appraisable at Market Prices

6.50	These are items that by their nature, are already defined by their probable realization values. These items were appraised based on their book value in accordance with the accounting practices established by the Corporate Legislation in the countries where they are located.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

7	Conclusion

7.1	Based on the objective and scope of this appraisal, the market value of Telesp’s shareholder’ equity as of December 31, 2005 is R$13,804,532 thousand (thirteen billion, eight hundred and four million, five hundred and thirty-two thousand reais).

7.2	The market values of the comprising the fixed assets and inventory of Telesp and its subsidiary companies were not subjected to appraisal by KPMG Corporate Finance. We limited our task to compiling the amounts reported in the Expert Appraisal issued by Consult and Century on January 24, 2006.

7.3	A complete understanding of the conclusion of this report can only be obtained if it and its appendices are read in their entirety. No conclusions should therefore be drawn from an incomplete reading hereof.

7.4	KPMG Corporate Finance duly declares that it does not have any direct or indirect interests in Telesp and its subsidiary companies, or in the operation for which this appraisal concerns.

7.5	It further declares that it did not suffer any type of limitation when carrying out this appraisal from the controllers and the managers of companies concerned.

7.6	KPMG Corporate Finance was not hired to update this report after its date of issue.

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Appendix

Calculation of the market value of the

shareholders’ equity of Telesp and its subsidiaries

as of December 31, 2005

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Adjustments made to the shareholders’ equity of Telesp (in Reais)

Shareholders’ equity recorded on the base date	10,204,207
Adjustments to assets	5,428,548

Service accounts receivable	(29,834)
Deferred taxes and taxes recoverable	(38,456)
Sale of assets in installments	(1,087)
Prepaid expenses	(2,629)
Deferred taxes and taxes recoverable – Long term	(25,161)
Investments	26,605
Property, plant and equipment	5,564,703
Deferred assets	(65,595)
Adjustment to liabilities	(1,828,222)

Trade Payables	(8,556)
Loans and financing	6,617
Losses in SWAP transactions	(69,574)
Tax payable on increased amounts	1,899,735
Shareholders’ equity adjusted to market value on the base date	13,804,532

Adjustments made to the shareholders’ equity of A Telecom (in Reais)

Shareholders’ equity recorded on the base date	159,386
Adjustment to assets	(4,831)

Service accounts receivable	(3,481)
Amounts recoverable – long-term	(8,307)
Property, plant and equipment	6,957
Adjustment to liabilities	(914)

Materials and services	(346)
Other obligations	(60)
Taxes payable on increased amounts	1,320
Shareholders’ equity adjusted to market value on the base date	153,641

Adjustments made to the shareholders’ equity of Aliança (in Reais)

Shareholders’ equity recorded on the base date	55,583
Adjustment to assets	8,797

Investments	8,797
Adjustment to liabilities	(2,991)

Tax payable on increased amounts	2,991
Shareholders’ equity adjusted to market value on the base date	61,389

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Adjustments made to the shareholders’ equity of AIX (in Reais)

Shareholders’ equity recorded on the base date	131,285
Adjustment to assets	(4,028)

Property, plant and equipment	2,056
Deferred assets	(25,921)
Rights receivable	11,723
Tax recoverable on decreased amounts	8,114
Shareholders’ equity adjusted to market value on the base date	127,256

Adjustments made to the shareholders’ equity of ACT (in Reais)
Shareholders’ equity recorded on the base date	51
Adjustments to assets	(34)

Deferred assets	(51)
Tax recoverable on decreased amounts	17
Shareholders’ equity adjusted to market value on the base date	18

Adjustments made to the shareholders’ equity of Santo Genovese (in Reais)
Shareholders’ equity recorded on the base date	16,969
Adjustments to assets	4,943

Investments	4,943
Shareholders’ equity adjusted to market value	21,912

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Telecomunicações de São Paulo S.A. - Telesp Avaliação do patrimônio líquido a valor de mercado

Adjustments made to the shareholders’ equity of Atrium (in Reais)

Shareholders’ equity recorded on the base date	16,971
Adjustments to assets	7,320

Accounts receivable	(472)
Shareholders’ credits	(9)
Property, plant and equipment	7,802
Adjustments to liabilities	(2,377)

Loans and financing	(24)
Accounts payable	(101)
Tax obligations	(21)
Labor obligations	(23)
Tax payable on increased amounts	2,546
Shareholders’ equity adjusted to market value	21,914

19

Exhibits C

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

LISTED COMPANY

CNPJ/MF #02.558.157/0001-62

NIRE 35.300.158.814

TELEFÔNICA DATA BRASIL HOLDING S.A.

LISTED COMPANY

CNPJ/MF #04.295.166/0001-33

NIRE 35.300.183.991

RELEVANT FACT

Telecomunicações de São Paulo S.A. – TELESP (“TELESP” or “Merger”), Telefônica Data Brasil Holding S.A. (“TDBH” or “Mergee”) and Telefônica Empresas S.A. (“T EMPRESAS” or “Spun-Off” and with TELESP and TDBH, “The Companies”), according and for the CVM Instruction 319/99 and 358/02, inform for the shareholders and the market in general that, in this date, it was approved of their respective Board of Directors a proposed of restructuring the activities of the Multimedia Communication Services (“SCM”) and Data transmission, to be submitted for the shareholders of the Companies, according the terms and conditions, as established below:

1.	SUMMARY OF THE OPERATION

1.1.	The objective of the current Contract is the proposal for the restructuring of the SCM activities of TELESP, TDBH and T EMPRESAS (“Restructuring”), comprising: (i) the merger of TDBH into TELESP, companies with a common controller, in the terms of articles 227 and 264 of the Corporate Law (“Merger”); and (ii) the partial spin-off of T EMPRESAS, transferring to TELESP the assets and activities related to the SCM in the regions where such services are already rendered by TELESP, in the terms of article 229 of the Corporate Law (“Spinoff”), in the terms of the Contract and Justification of the Merger of TDBH into TELESP and the Partial Spin-Off of T EMPRESAS (“Contract”), signed in this date by the representatives of TELESP, TDBH and T EMPRESAS.

1.2.	Once the Restructuring is approved: (i) TDBH will be extinguished; (ii) its shareholders will receive common or preferred shares, or American Depositary

Shares (“ADS”), as appropriate, issued by TELESP and following the exchange ratio established in Section 5, below; (iii) TELESP will succeed TDBH in all its rights and obligations; and (iv) T EMPRESAS will become a fully owned subsidiary of TELESP, with the assets and activities related to the SCM in the regions where such service is not rendered by TELESP, as well as the IT and data center assets and activities that are of its property.

2.	JUSTIFICATION OF THE OPERATION

2.1.	TDBH is a holding company whose main asset is the stake of 100% in the capital stock of TELEFÔNICA EMPRESAS S.A., a nationwide SCM operator.

2.2.	TELESP, besides rendering the Switched Fixed Telephony Service (STFC), is also a SCM operator in sectors 31, 32 and 34 of Region III of the Annex II of the General Concession Plan (Decree #2534, dated as of April 02, 1998).

2.3.	TELESP has another fully owned subsidiary, A. TELECOM S.A., a company with headquarters located at Rua do Rocío #291, 2nd Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #03.498.897/0001-13, with its bylaws registered at Junta Comercial do Estado de São Paulo – JUCESP under NIRE 35.3.0017438.1 (“A. TELECOM”), that renders nationwide SCM services, except in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan do Plano (where the exploitation of the SCM is carried out directly by TELESP).

2.4.	TDBH was created in January 2001 as the result of the partial spin-off of TELESP. At that time and based on the opinion of the external consultants, the management of TELESP understood that it would be in the best interest of the company to segregate the assets related to the rendering of the Switched Packaged Network services, transferring all the shares of T EMPRESAS to the then newly-created TDBH.

2.5.

After five years, the managements of TELESP and TDBH understand that the segregation of T EMPRESAS reached the expected objectives, which were: (i) consolidation of the SCM services in the corporate segment, both in terms of the technical specialty as well as the client portfolio; and (ii) execution of specific investments that allowed a significant growth of T EMPRESAS. Nevertheless, the managements of TELESP and TDBH understand that the considerable increase in competition within this market, currently dominated by companies directly tied to communication companies linked to large national and foreign groups, and the transactional costs and the opportunities for merging expertise to address the technological convergence and the development of new products dictate new conditions and projections for the segment in which the companies operate, which justify and validate the decision to merge its operations.

2.6.	With the Merger of TDBH into TELESP, T EMPRESAS will become a fully owned subsidiary of TELESP, similar to A TELECOM. Following suit and through the Spin-Off, the assets and activities related to the SCM service of T EMPRESAS in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan will be transferred to TELESP, thus concentrating the SCM activities in those areas within TELESP.

2.7.	As the next step, it is intended to promote the merger of A TELECOM into T EMPRESAS, or vice-versa, in order to concentrate, in one single subsidiary of TELESP, the exploitation of the SCM activities in the remaining part of the national territory.

2.8.	The management of the Companies recommend the approval of the Merger and Spin-Off proposals in the terms of this Contract, since they understand that the Restructuring will result in the following benefits for the Companies and their respective shareholders:

(a)	Higher administrative, commercial, operating, fiscal and financial efficiencies regarding data transmission operations performed by T EMPRESAS, A TELECOM and TELESP;

(b)	Increase in the liquidity of the shares, especially for the shareholders of TDBH, but also for the shareholders of TELESP; and

(c)	Reduction of costs after merging all the activities of all the companies under just one listed company, TELESP.

3.	SOCIETARY ACTS

3.1.

TELEFÓNICA DATACORP, S.A., a company organized and established under the Spanish laws, with headquarter located at Gran Via, 28, Madrid, Spain, with CIF #A-82/196964 and registered under CNPJ #05.712.863/0001-05, had already transferred the totality of the quota that had in TELEFÔNICA DATA DO BRASIL

LTDA., a company with headquarters located at Avenida Brigadeiro Faria Lima nº 1.188, 11th floor, São Paulo, State of São Paulo, registered under CNPJ/MF #03.056.714/0001-00, direct controlling company of TDBH, to SP TELECOMUNICAÇÕES HOLDING LTDA., a company with headquarters located at Rua Martiniano de Carvalho nº 851, 20th floor, São Paulo, State of São Paulo, registered under CNPJ #01.900.954/0001-13, direct controlling company of TELESP.

3.2.	The cession and transfer of 501.671.702 (five hundred and one million, six hundred and seventy one thousand and seven hundred and two) quotas, representing 99,99% of the capital stock of TELEFÔNICA DATA DO BRASIL LTDA., was formalized by an Private contract of Cession and Transfer of Shares and the 8th Modify of the Social Contract of TELEFÔNICA DATA DO BRASIL LTDA., between TELEFÓNICA DATACORP, S.A. and SP TELECOMUNICAÇÕES HOLDING LTDA., with the agreement of the shareholder Pedro Riviere Torrado, holder of 1 (one) share.

3.3.	In this date, the Board of TDBH submitted the proposal of its Merger into TELESP, as well as the Board of T EMPRESAS submitted the proposal of its partial SpinOff, with the subsequent merger of the spun-off part into TELESP, for the Board of Directors and Audit Committee of TDBH. The Board of Directors of TDBH approved the Contract and the Audit Committee of TDBH, after the analysis of the operation, spoke favorably for the Merger and Spin-Off and about the contents of the documents support the Management Proposals, according paragraph III of article 163 of the Corporate Law. This way, the Board of Directors of TDBH decided to submit the restructuring and the documents relative to the operation for approval of the General Shareholder’s Meeting of TDBH and T EMPRESAS, therefore defining the call notice the respective Extraordinary General Shareholder’s Meeting for such.

3.4.

In this date, the Board of TELESP, submitted the proposal of the Merger of TDBH, as well as the proposal for partial Spin-Off of T EMPRESAS, with the merger of the Spun-Off part into TELESP, to their Audit Committee and Board of Directors. TELESP’s Board of Director approved the celebration of the contract and the Audit Committee, after analysis of the operation, spoke in favor of the Merger and the Spin-Off as well the content of the documents that supported the Board’s proposal, in terms with paragraph III of article 163 of the Brazilian Corporate Law. This way, TELESP’s Board of Directors also decided to submit the Restructuring and the documents relative to the operation for approval of TELESP’s General Shareholders

Meeting, defining the call notice for the Extraordinary General Shareholder’s Meeting for such.

3.5.	The Extraordinary General Shareholders’ Meeting of T EMPRESAS, TDBH and TELESP will take place on April 28, 2006, according the call notice that will be published in due time

4.	CAPITAL STOCK OF TDBH, TELESP AND T EMPRESAS

4.1.	The capital stock of TELESP, which is fully paid-in, is R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven Reais and eighty eight cents), divided into 492,029,981 (four hundred ninety two million, twenty nine thousand, nine hundred eighty one) shares, of which 164,061,698 (one hundred sixty four million, sixty one thousand, six hundred ninety eight) are common shares and 327,968,193 (three hundred twenty seven million, nine hundred sixty eight thousand, one hundred ninety three) are preferred shares, all of them book-entry shares without par value.

4.2.	The capital stock of TDBH, which is fully paid-in, is R$702,879,874.92 (seven hundred two million, eight hundred seventy nine thousand, eight hundred seventy four Reais and ninety two cents), divided into 1,071,153,385,962 (one trillion, seventy one billion, one hundred fifty three million, three hundred eighty five thousand, nine hundred sixty two) shares, of which 358,716,131,431 (three hundred fifty eight billion, seven hundred sixteen million, one hundred thirty one thousand, four hundred thirty one) are common shares and 712,437,254,531 (seven hundred twelve billion, four hundred thirty seven million, two hundred fifty four thousand, five hundred thirty one) are preferred shares, all of them book-entry shares without par value.

4.3.	The capital stock of T EMPRESAS, which is fully paid-in, is R$235,235,748.45 (two hundred thirty five million, two hundred thirty five thousand, seven hundred forty eight Reais and forty five cents), divided into 241,525,513 (two hundred forty one million, five hundred twenty five thousand, five hundred thirteen) common shares, all of them book-entry shares without par value.

4.4.	The shares of TDBH will be canceled as a result of the Merger and replaced by common or preferred shares or ADS, as appropriate, issued by TELESP, in the terms of the exchange ratio established in the Section 5 of this Contract. After the Merger is implemented, T EMPRESAS will become a fully owned subsidiary of TELESP.

4.5.	Following suit and as a consequence of the Spin-Off, the capital stock of T EMPRESAS will be reduced in an amount corresponding to the fraction of the equity that was spun-off, as established in Section 5 of the present Contract. The shares of T EMPRESAS corresponding to the equity fraction that was spun-off will be canceled once such fraction is merged into TELESP.

5.	APPRAISALS AND EXCHANGE RATIO

(i)	Appraisal by the Accounting Equity Value

5.1.	The increase in the capital stock of TELESP, resulting from the Merger and in the terms of Section 6 below, will be carried out based on the Appraisal of the Net Equity of TDBH, issued on March 06, 2006 by Hirashima & Associados Ltda, a limited company with headquarters located at Rua Flórida #1758, conjunto 11, São Paulo, state of São Paulo, registered under CNPJ/MF #005.215.691/0001-64 and under C.R.C. #2SP0222465/O-4 (“Hirashima”), specially hired for such purpose, according to the opinion that constitutes Annex I of the present Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of TDBH, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young”). According to the accounting appraisal, the net equity value of TDBH, as of December 31, 2005, was R$597,164,881.58 (five hundred ninety seven million, one hundred sixty four thousand, eight hundred eighty one Reais and fifty eight cents).

5.2.

The reduction in the capital stock of T EMPRESAS, resulting from Spin-Off and in the terms of Section 7 below, will be carried out based on the Appraisal of the Accounting Value for the purpose of the Spin-Off and Merger of T EMPRESAS, issued on March 06, 2006 by Hirashima, specially hired for such purpose, according to the opinion that constitutes Annex II of the present Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of T EMPRESAS, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young. According to the accounting appraisal, the net equity value of T EMPRESAS, as of December 31, 2005, was R$304,234,227.25 (three hundred four million, two hundred thirty four thousand, two hundred twenty seven Reais and twenty five cents) and the accounting equity value of the spun-off part, also as of December 31, 2005, was R$273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents). As described with further details in Section 7, the merger of the spun-off part of T EMPRESAS into TELESP will not result in an increase nor a reduction of the net equity of TELESP, nor will the number of shares that compose its capital stock vary.

(ii)	Appraisal by the Economic and Financial Value

5.3.	In order to support the process of determining the exchange ratio of shares of TDBH by shares of TELESP, and according to the established in article 31 of the bylaws of TELESP and TDBH, the managements of the companies hired NM Rothschild & Sons (Brasil) Ltda., with headquarters located at Avenida Brigadeiro Faria Lima #2055, 18th Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #32.210.791/0001-70 (“Rothschild”), to prepare the economic and financial analysis of TDBH and TELESP (“Financial Analysis”), that constitute Annex III of the present Contract.

5.4.	The managements of TELESP and TDBH understand that the discounted free cash flow method used by Rothschild is the one that better reflects the value of TDBH and TELESP. Using the average of the value range determined by Rothschild, the following exchange ratio was found:

EXCHANGE RATIO – ECONOMIC AND FINANCIAL VALUE

Common shares	1 share of TELESP for each group of 75,389 shares of TDBH
Preferred shares	1 share of TELESP for each group of 75,389 shares of TDBH
ADS[1]	1 ADS of TELESP for each group of 1.50778 ADSs of TDBH

[1]	Each ADS of TDBH represents 50,000 preferred shares of the Company

5.5.	In case that, due to the exchange ratio, the shareholders of TDBH have the right to a fraction of a share of TELESP, they will be paid pro rata of their respective fractions. The amount paid will be the net value at market prices of the grouped fractions, determined in an auction (or auctions if needed) to be held at BOVESPA. Such payment to the shareholders of TDBH will be carried on up to 5 (five) business days after the last auction takes place.

(iii)	Appraisal by the Equity Value at Market Prices

5.6.	In accordance with the established by article 264 of the Corporate Law, the appraisals of the net equities at market prices for TDBH and TELESP, for comparison purposes of the calculation of the exchange ratio of shares of TDBH by shares of TELESP, were conducted by KPMG Corporate Finance Ltda., with headquarters located at Rua Dr. Renato Paes de Barros nº 33, 2nd Floor, São Paulo, state of São Paulo, registered under CNPJ/MF #48.883.938/0001-23 (“KPMG”), according to the opinion issued on March 06, 2006, which constitute Annex IV and Annex V of the present Contract. Such appraisals were issued following the same criteria and using the same base date (December 31, 2005), and based on the audited financial statements of TDBH and TELESP, resulting in the following exchange ratio:

EXCHANGE RATIO – ECONOMIC AND FINANCIAL VALUE

Common shares	1 share of TELESP for each group of 88,258 shares of TDBH
Preferred shares	1 share of TELESP for each group of 88,258 shares of TDBH
ADS[1]	1 ADS of TELESP for each group of 1.76516 ADSs of TDBH

[1]	Each ADS of TDBH represents 50,000 preferred shares of the Company

(iv)	Statement of the Appraisers

5.7.	The appraisers referred in this Section 5 declared that they do not have any conflict of interests, current or potential, with the controlling shareholder of the Companies, or before the minority shareholders, or regarding the Companies themselves, their respective partners, or regarding the proposed Restructuring operation.

6.	MERGER OF TDBH AND CAPITAL STOCK INCREASE OF TELESP

6.1.	The Merger will be effective through the transfer of all the net accounting equity of TBDH to the equity of TELESP, appraised by Hirashima based on the financial statements of TDBH as of December 31, 2005, and audited by Ernst & Young. The equity variations that took place in the TDBH and TELESP between the base date of the appraisal opinion of their accounting value and the dates of the General Shareholders’ Meetings that approve the Merger will be absorbed by TELESP and accounted for as retained earnings.

In accordance with the established in the opinion of the accounting appraisal issued by Hirashima, the net accounting equity of TDBH to be merged into the net equity of TELESP was R$597,164,881.58 (five hundred ninety seven million, one hundred sixty four thousand, eight hundred eighty one Reais and fifty eight cents) as of December 31, 2005, and corresponds to the total accounting equity of TDBH. TELESP has 2,262,924 (two million, two hundred sixty two thousand, nine hundred twenty four) common shares and 70,803,372 (seventy million, eight hundred three thousand, three hundred seventy two) preferred shares issued by TDBH, that represent 0.006821% of the capital stock of TDBH which shall be canceled at the time of the Merger.

6.3.	As a result of the Merger, and considering that part of the net equity of TDBH that corresponds to the participation of TELESP is already accounted for in TELESP and thus should not be part of the capital increase, the capital stock of TELESP will be increased in R$597,124,147.23 (five hundred ninety seven million, one hundred twenty four thousand, one hundred forty seven Reais and twenty three cents), going from R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents) to R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents).

6.4.	Considering the exchange ratio proposed in Clause 5.4 above, 4,758,172 (four million, seven hundred fifty eight thousand, one hundred seventy two) common shares and 9,449,209 (nine million, four hundred forty nine thousand, two hundred nine) preferred shares of TELESP will be issued, which will be distributed in exchange of the common and preferred shares of TDBH, according to the exchange ratio established in Clause 5.4 of this Contract, with the exception of TELESP’s shares, whose shares in TDBH will be canceled.

6.5.	After the Merger, the capital stock of TELESP will be divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) will be common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) will be preferred shares, all of them book-entry shares without par value.

6.6.	The Merger is considered fair for the shareholders of TELESP and TDBH, since the exchange ratio between the shares of the two Companies was determined within the values of the respective companies, based on the Financial Analysis prepared by Rothschild, an independent financial institution of international reputation and with vast experience in executing economic and financial appraisals similar to the Financial Analysis, which confirmed that a fair treatment was given to all the shareholders.

6.7.	Due to the Merger, TELESP will become the universal heir of TDBH in terms of all its assets, rights and obligations, without any continuity solution. Once the operation under discussion is approved, TDBH will be extinguished for all legal purposes and T EMPRESAS will become a fully owned subsidiary of TELESP. There are no relevant and unaccounted contingencies to be undertaken by TELESP as a result of the merger of TDBH.

6.8.	The preferred shares of TELESP that will be distributed to the preferred shareholders of TDBH will have the same rights currently guaranteed by the preferred shares of TDBH, with the exception of the right to vote for the approval of contracts between related parties. In TDBH, this was applicable to any long-term contract between related parties, while in TELESP applies to the contracts with related parties whose terms and conditions are more expensive for the company than those usually in place in the market for similar operations (article 9 of the bylaws of TDBH and TELESP). The common and preferred shares of TELESP owned by the controlling shareholder have the same rights and characteristics of the common and preferred shares owned by the minority shareholders of TELESP and will not suffer any modification in their political or equity rights as a result of the Merger.

7.	PARTIAL SPIN-OFF OF T EMPRESAS WITH SUBSEQUENT MERGER OF THE SPUN-OFF PART INTO TELESP

7.1.

The Spin-Off will represent the transfer from T EMPRESAS to TELESP of the assets, liabilities, rights and obligations related to the SCM activities in sectors 31, 32 and 34 of Region III of the Annex II of the General Concession Plan. They correspond to the elements of the assets and liabilities described in the transfer balance sheet included in the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger prepared by Hirashima based in the financial statements of T EMPRESAS as of December 31, 2005, audited by Ernst & Young, which constitutes Annex II of this Contract (“Transfer Balance Sheet”). According to the terms of the accounting appraisal issued by Hirashima, the net accounting equity of T EMPRESAS to be merged into TELESP was R$273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents), as of December 31, 2005.

7.2.	Considering that at the time of the implementation of the Spin-Off, T EMPRESAS will be a fully owned subsidiary of TELESP, the transfer to TELESP of the spun-off part of the equity will be carried out through the reduction in the investment account of the fixed assets and the transfer to TELESP of the assets and liabilities contained in the Transfer Balance Sheet, without any increase or decrease in the net equity of TELESP, nor in the number of shares that compose its capital stock.

7.3.	The equity variations that take place in T EMPRESAS between the base date of the appraisal of its accounting value and the date of the General Shareholders’ Meetings that approve the Spin-Off will be absorbed by TELESP and compensated in the investments account in the fixed assets, in order to make the result of the Spin-Off always neutral for TELESP.

7.4.	The Spin-Off is considered fair for the shareholders of TELESP and T EMPRESAS, since at the time of the Spin-Off, T EMPRESAS will be a fully owned subsidiary of TELESP and therefore, the transfer of assets and liabilities from T EMPRESAS to TELESP by their accounting value does not imply in any loss for the shareholders of TELESP.

7.5.	Following the terms of the sole paragraph of article 233 of the Corporate Law, it is established that TELESP will only be responsible for the obligations that are expressly transferred to it in the terms of the present Contract and of the Transfer Balance Sheet, without being responsible for T EMPRESAS. There are no relevant and unaccounted contingencies that will be undertaken by TELESP as a result of the spun-off part of the equity of T EMPRESAS.

8.	RIGHT OF WITHDRAWAL

8.1.	The Merger will grant the right of withdrawal to the shareholders of TDBH that express their will in that sense, while the respective payment of the reimbursement will depend of the effective consecution of the operation, as established in article 230 of the Corporate Law.

8.2.	The withdrawal will be guaranteed to the owners of shares issued by TDBH that clearly and formally express their disagreement regarding the proposed Merger. It will be considered clear and formal when received in a period of 30 (thirty) days counted from the publication date of the minutes of the General Shareholders’ Meeting of TDBH that will deliberate about the Merger.

8.3.	The accounting equity value of the shares of TDBH, based on the balance sheet as of December 31, 2005, for the purposes of the right of withdrawal corresponds to R$0.56 (fifty six cents) per lot of 1,000 (one thousand) common or preferred shares of TDBH. The net equity value at market prices corresponds to R$0.32 (thirty two cents) per lot of 1,000 (one thousand) common or preferred shares of TDBH.

8.4.	Considering that the exchange ratio proposed in the terms of Clause 5.4, above, has more advantage for the non-controlling shareholders (and also for the controllers) of TDBH than the exchange ratio based on the net equity value at market prices, and considering that the accounting equity value of each group of 1,000 (one thousand) common or preferred share of TDBH is higher than the value based on the net equity at market prices, as explained in Clause 8.3, above, the value for the right of withdrawal available for the shareholders of TDBH that exercise such right will be the one calculated by the criteria of the accounting equity value, which represents R$0.56 (fifty six cents) per lot of 1,000 (thousand) shares of TDBH.

8.5.	The right of withdrawal of the shareholders of TDBH in the Merger process is limited to the shares that such shareholders own on March 09, 2006, and will not be exercised in relation to shares purchased at a later date, in the terms of paragraph 1 of article 137 of the Corporate Law.

8.6.	The shareholders of TELESP will not have the right of withdrawal as a result of the Merger nor the Spin-Off, in the terms of the Corporate Law.

9.	PROJECT TO MODIFY THE BYLAWS OF TELESP

9.1.

After deliberating about the Merger, the General Shareholders’ Meeting of TELESP will approve the modification of the heading of article 5 of the bylaws of TELESP, which will have the following wording: “Art. 5 – The subscribed capital stock, which is fully paid-in, is R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents), divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) are common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) are preferred shares, all of them book-entry shares without par value”. There will not be any modification of TELESP’s bylaws as a result of the Spin-Off.

10.	GENERAL INSTRUCTIONS

10.1.	Right of Reconsideration: The Companies have the right to re-assess the Restructuring project here described in the hypothesis that the payment of the reimbursement of the shares resulting from the exercising of the right of withdrawal by shareholders of TDBH that have pronounced in that way endangers the financial stability of the company resulting of the Merger, in the terms of paragraph 3 of article 137 of the Corporate Law.

10.2.	Dividends: The shareholders of T EMPRESAS, TELESP and TDBH will receive the dividends or interests on the company’s net worth declared by their respective ordinary general shareholders’ meetings related to the fiscal year ended on December 31, 2005. After the Merger, the shareholders of TDBH that receive shares of TELESP will receive the dividends or interests on the company’s net worth that are declared by TELESP starting from the date of the general shareholders’ meeting that approves the Merger, in equal conditions of those of the previous owners of TELESP, and TELESP will receive the dividends and interest on the company’s net worth that are declared by T EMPRESAS starting from the date of the general shareholders’ meeting that approves the Merger.

10.3.	Evaluation of the Restructuring by the Regulatory Agencies: Despite the fact that the approval of Anatel (the National Telecommunications Agency) is not required, the Restructuring will be presented before it for filing purposes. Since the Merger and Spin-Off involves companies belonging to the same economic group, the Restructuring is not subject to approval from the CADE (Anti-trust Agency).

10.4.

Presentation of the Restructuring before the SEC: According to the legislation of the American capital market, the Restructuring will not be submitted for approval or filing before the Securities and Exchange Commission (“SEC”). This Contract

is not a public offering document and does not represent an offer to sell or a request for an offer to purchase any securities nor a request of any vote or approval.

10.5.	Filing and Registration: Once the Restructuring is approved by the shareholders of T EMPRESAS, TDBH and TELESP, it will be the task of the managements of TELESP and T EMPRESAS to promote the filing and publication of all the acts related to the Merger and Spin-Off, as well as to promoted all necessary acts needed for the process of extinguishing TDBH and its succession by TELESP.

10.6.	Costs: The costs of the Restructuring are estimated at approximately R$3.5 million, including the costs related with the appraisal, auditing, legal counseling, publications and other expenses.

10.7.	Availability of Documents: All the opinions, appraisals, and related documents to the Restructuring are enclosed to the present Contract and are part of it for all legal purposes. The documents related to the Restructuring will be available for the shareholders of TELESP and TDBH from March 13, 2006 on, from 09:00 to 17:00 at the companies’ headquarters, located at the following addresses: (i) TELESP: Rua Martiniano de Carvalho 851, São Paulo, state of São Paulo; (ii) TDBH: Avenida Brigadeiro Faria Lima 1188, São Paulo, state of São Paulo. The access to the referred documents and information will be allowed to the shareholders of the respective companies that present an abstract of their respective shareholder position issued no earlier than 10 (ten) days in advance. Further information can be obtained by telephone (11) 3549-7200 with Mr. Daniel de Andrade Gomes.

São Paulo, March 09, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Pedro Lucas Antón Lázaro

Director of Investor Relations

TELEFÔNICA DATA BRASIL HOLDING S.A.

Gilmar Roberto Pereira Camurra

Director of Investor Relations

TELEFÔNICA EMPRESAS S.A.

Roberto José Maris de Medeiros

President